    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 6, 2000.

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        GENZYME TRANSGENICS CORPORATION
             (Exact name of registrant as specified in its charter)

                   MASSACHUSETTS                                           04-3186494
            (State or other jurisdiction                                (I.R.S. Employer
         of incorporation or organization)                           Identification Number)

                           --------------------------

      175 CROSSING BOULEVARD, SUITE 410, FRAMINGHAM, MASSACHUSETTS, 01702
                                 (508) 620-9700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                            SANDRA NUSINOFF LEHRMAN
                     President and Chief Executive Officer
                        Genzyme Transgenics Corporation
                       175 Crossing Boulevard, Suite 410
                        Framingham, Massachusetts 01702
                                 (508) 620-9700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                with copies to:

              LYNNETTE C. FALLON, ESQ.                              WILLIAM T. WHELAN, ESQ.
                 Palmer & Dodge LLP                   Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                 One Beacon Street                                    One Financial Center
          Boston, Massachusetts 02108-3190                        Boston, Massachusetts 02111
                   (617) 573-0100                                        (617) 542-6000

                           --------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM
                                                         AMOUNT TO         OFFERING PRICE     AGGREGATE OFFERING
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED   BE REGISTERED(1)       PER SHARE(2)           PRICE(2)
Common Stock, $.01 par value..........               3,450,000 shares          $11.25             $38,812,500


                                                         AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED   REGISTRATION FEE
Common Stock, $.01 par value..........                    $10,247

(1) Includes a total of 450,000 shares that are subject to an over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of determining the registration fee and computed pursuant to Rule 457(c), based upon the average of the high and low sale prices on January 4, 2000, as reported by the Nasdaq National Market.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED OR LEGAL.

Preliminary Prospectus              Subject to Completion, dated January 6, 2000

--------------------------------------------------------------------------------

3,000,000 shares

[LOGO]

Common Stock

------------------------------------------------------------

THE COMPANY:                                   THE OFFERING:

-  We have a biotechnology business engaged    -  We are offering all the shares.
   in the application of transgenic            -  There is an existing trading market for
technology to the development and production   these shares. The reported last sales price
   of monoclonal antibodies and other             on January 5, 2000 was $11.81 per share.
   recombinant proteins for therapeutic        -  We plan to use the majority of our
   purposes and a preclinical contract         proceeds from the offering for general
   research business.                             corporate purposes.
-  Genzyme Transgenics Corporation,
   175 Crossing Boulevard, Suite 410
   Framingham, Massachusetts 01702
   (508) 620-9700
-  Nasdaq--NM Symbol: GZTC

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT CERTAIN RISKS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              Per Share       Total
----------------------------------------------------------------------------------------
Public offering price.......................................   $           $
----------------------------------------------------------------------------------------
Underwriting discounts and commission.......................   $           $
----------------------------------------------------------------------------------------
Proceeds, before expenses, to us............................   $           $
----------------------------------------------------------------------------------------

We have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock to cover over-allotments at the public offering price per share less the underwriting discounts and commissions. If the option is exercised in full, the total underwriting discounts and commissions will be
$         and the total proceeds, before expenses, to us will be $         .

The underwriters expect to deliver the shares of common stock in New York, New
York on           , 2000.

Warburg Dillon Read LLC                                                Chase H&Q

                The date of this prospectus is           , 2000

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY..........................................      3
RISK FACTORS................................................      7
USE OF PROCEEDS.............................................     14
MARKET PRICE OF COMMON STOCK................................     15
DIVIDEND POLICY.............................................     15
CAPITALIZATION..............................................     16
SELECTED CONSOLIDATED FINANCIAL DATA........................     17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................     19
BUSINESS....................................................     24
MANAGEMENT..................................................     37
UNDERWRITING................................................     39
LEGAL MATTERS...............................................     41
EXPERTS.....................................................     41
WHERE YOU CAN FIND MORE INFORMATION.........................     41
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............     41

                               PROSPECTUS SUMMARY

    THE FOLLOWING IS ONLY A SUMMARY. YOU SHOULD CAREFULLY READ THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS, AND THE FINANCIAL STATEMENTS AND THE NOTES TO THE FINANCIAL STATEMENTS INCORPORATED HEREIN BY REFERENCE. INVESTING IN OUR COMMON STOCK INVOLVES RISK. THEREFORE, CAREFULLY CONSIDER THE INFORMATION PROVIDED ON PAGES 7-13 UNDER THE HEADING "RISK FACTORS." UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVERALLOTMENT OPTION WILL NOT BE EXERCISED. WE URGE YOU TO READ THE ENTIRE PROSPECTUS.

                                  THE COMPANY

    We are a leader in the application of transgenic technology to the development and production of recombinant proteins for therapeutic and other biomedical uses. To date, we have produced more than 60 such proteins, 45 through collaborations with various commercial and academic organizations and 15 independently. More than half of our transgenic proteins actively under development are monoclonal antibodies/Ig fusion proteins. For our lead compound, Antithrombin III, we have completed one of two identical Phase III clinical studies for the treatment of heparin resistance in patients undergoing cardiopulmonary bypass procedures. We also own and operate a leading preclinical contract research organization, Primedica Corporation, which provides services such as preclinical efficacy and safety testing, IN VITRO testing and formulation development to pharmaceutical, biotechnology, medical device and other companies.

    Pharmaceutical and biotechnology companies are developing a growing number of recombinant proteins for therapeutic and diagnostic applications. Many of these proteins have proven difficult or expensive to produce in the quantities required using traditional protein production systems, such as bacteria, yeast or mammalian cell cultures. Moreover, bacteria and yeast systems cannot produce many complex proteins. While mammalian cell cultures can produce most of these complex proteins, these cells are generally more difficult and expensive to grow and often produce lower volumes of protein, or the proteins may not be secreted by the cells into the culture medium.

    We produce recombinant proteins by inserting into the genetic material of an animal embryo a specific DNA sequence that directs the production of a desired protein in the milk of transgenic offspring. We believe that transgenic production offers substantial economic and technological advantages in comparison to traditional protein production systems. In the case of certain complex proteins, including Ig fusion proteins, transgenic production may represent the only technologically and economically feasible method of commercial production. For proteins currently derived from pooled human plasma, transgenic production provides an alternative source with reduced risk of transmission of human viruses and other known adventitious agents. Of the 60 transgenic proteins produced to date, we have expressed 40 proteins at levels greater than one gram per liter, which is substantially higher than those typically achieved for comparable proteins in traditional protein production systems.

    Our primary focus is on using transgenic technology to produce monoclonal antibodies. These therapeutics are likely to be required in relatively large and repeated doses for chronic diseases such as rheumatoid arthritis, other autoimmune diseases and cancer. The economic and technological advantages of transgenic technology make it well suited to produce the large amount of proteins anticipated for therapeutic use of monoclonal antibodies. By mid-1999, 14 monoclonal antibodies had been approved for use in the United States--nine for use as human therapeutics and five for diagnostic uses. The projected 1999 revenues for the six highest selling therapeutic antibodies--ReoPro-Registered Trademark-, Rituxan-Registered Trademark-, Synagis-Registered Trademark-, Herceptin-Registered Trademark-, Remicade-Registered Trademark- and Zenapax-Registered Trademark---are
$1.3 billion. More than 30 monoclonal antibody candidates are now in clinical trials and over 200 are reported to be in preclinical development. We believe that in many cases the yearly requirement for production of these potential therapeutics will exceed 100 kilograms and may approach 300 to 1000 kilograms. Transgenic production may provide the only commercially viable means to meet the large projected volume requirements of these therapeutics.

    We have several partnerships with pharmaceutical and other biotechnology companies to develop monoclonal antibodies/Ig fusion proteins transgenically. Our corporate partners include Bristol-Myers Squibb, Elan, Centocor, Alexion and BASF Knoll. To date, we have formed more than a dozen collaborations which generally provide for transgenic production of limited quantities of targeted proteins in exchange for development fees and milestone payments and, in some cases, anticipate the payment of royalties on product sales upon commercialization. Following demonstration of comparability of the transgenic product to a version of the product produced in cell culture, we intend to negotiate commercialization agreements that will allow us to participate in the success of the product through equity, royalties and supply commitments.

    Proteins traditionally sourced from human plasma provide other opportunities for high volume transgenic protein production. We are developing a transgenic version of ATIII, a protein normally found in human serum, in a joint venture with Genzyme Corporation. We are also developing Human Serum Albumin, another plasma protein, with Fresenius AG.

    We believe that our current and future partners will elect to employ transgenic technology for the production of recombinant proteins in cases where transgenic technology offers economic and technological advantages over other production systems. These advantages, any one of which may be critical to the decision to proceed with a particular development project, include:

    - lower capital investment;

    - improved risk management of capital investment;

    - predictability of production;

    - lower cost of goods; and

    - technological enablement.

    Our other business, Primedica, focuses on enabling its clients to meet regulatory testing and other product development needs quickly and effectively by offering a fully integrated line of preclinical contract research organization services. Primedica's laboratories provide high value, scientifically differentiated services to clients, including preclinical efficacy testing, experimental surgery, photobiology and reproductive toxicology testing as well as formulation development. Our Primedica business uses its technological capabilities to introduce new services that improve the ability of its customers to develop their products successfully. Primedica's comprehensive programs link its preclinical and manufacturing support services to reduce the time and expense of bringing new therapeutics or other products to market.

                                  THE OFFERING

Common stock offered
  by the Company..............  3,000,000 shares

Common stock to be outstanding
  after the offering..........  25,447,663 shares(1)(2)

Use of proceeds...............  We intend to use the net proceeds that we will receive from the offering for general corporate purposes, including:
                                working capital, investment in new technologies, expansion of existing operations and the redemption of some or all of the $6.6 million of Series B convertible preferred stock at cost plus accrued dividends. See "Use of Proceeds."

Nasdaq--NM Symbol.............  GZTC

------------------------

(1) Based on 22,447,663 shares outstanding as of December 16, 1999. Excludes 2,898,508 shares issuable upon exercise of options outstanding as of December 16, 1999 and an additional 419,509 shares reserved for issuance under our various equity plans.

(2) Excludes 1,048,021 shares of common stock issuable upon conversion of Series B convertible preferred stock that we intend to redeem upon the closing of this offering, assuming net proceeds from this offering are at least $19.8 million. The shares of Series B convertible preferred stock are currently convertible into common stock at a fixed price of $6.30 per share and can be redeemed by the Company at the original cost plus accrued dividends.

                               HOW TO CONTACT US

    Our executive offices are located at 175 Crossing Boulevard, Suite 410, Framingham, Massachusetts, 01702, and our telephone number is (508) 620-9700. Our World Wide Web site is located at http://www.transgenics.com. Our web site is not a part of this prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                               FOR THE NINE MONTHS
                                      ENDED                                    FOR THE FISCAL YEARS ENDED
                            --------------------------   ----------------------------------------------------------------------
                            OCTOBER 3,   SEPTEMBER 27,   JANUARY 3,   DECEMBER 28,   DECEMBER 29,   DECEMBER 31,   DECEMBER 31,
                               1999          1998           1999          1997           1996           1995           1994
                            ----------   -------------   ----------   ------------   ------------   ------------   ------------
STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Services................  $  41,934     $   37,216     $  50,816     $   43,417     $   38,496     $   26,399     $   4,465
  Sponsored transgenic
    research and
    development...........     11,200          7,479        11,596         19,521          8,338          6,022         4,097
  Products................         --             --            --             --             --             --           909
                            ----------    ----------     ----------    ----------     ----------     ----------     ---------
  Total revenue...........     53,134         44,695        62,412         62,938         46,834         32,421         9,471
Loss from continuing
  operations..............    (13,399)       (14,555)      (19,590)        (9,343)        (7,746)        (5,704)       (5,466)
Net loss to common
  shareholders............    (13,399)       (15,711)      (20,746)        (9,343)        (7,746)        (4,133)       (5,284)
  Earnings per share:
  Basic...................  $   (0.69)    $    (0.88)    $   (1.15)    $    (0.54)    $    (0.52)    $    (0.35)    $   (0.80)
  Diluted.................      (0.69)         (0.88)        (1.15)         (0.54)         (0.52)         (0.35)        (0.80)
Shares used in computing
  earnings per share:
  Basic...................     19,356         17,857        17,979         17,253         14,802         11,789         6,599
  Diluted.................     19,356         17,857        17,979         17,253         14,802         11,789         6,599

                                                                      OCTOBER 3, 1999
                                                          ----------------------------------------
                                                                                     PRO FORMA AS
                                                           ACTUAL    PRO FORMA(1)   ADJUSTED(1)(2)
                                                          --------   ------------   --------------
Cash and cash equivalents and short-term investments....  $ 5,577       $11,165        $37,235
Working capital (deficit)...............................  (14,706)       (9,118)        16,952
Total assets............................................   80,861        86,449        112,519
Long-term debt..........................................   13,410        13,410         13,410
Total shareholders' equity..............................   25,204        30,792         56,862

------------------------

(1) Adjusted to reflect the conversion of $5.3 million of Series A convertible preferred stock into 901,808 shares of common stock and the redemption of $5.7 million of Series A convertible preferred stock at cost plus 15% with proceeds from the issuance of $6.6 million of Series B convertible preferred stock in November 1999; in conjunction with the redemption of the Series A convertible preferred stock and the issuance of the Series B convertible preferred stock, the Company will record a dividend to preferred shareholders of $1.4 million in the fourth quarter ended January 2, 2000. Additionally, adjusted to reflect the issuance of 685,545 shares of common stock to two institutional investors in December 1999 at $8.00 per share with net proceeds to the Company of approximately $5.4 million. Also adjusted to reflect the exercise of 30,220 stock options at a weighted average exercise price of $5.28 for total proceeds of $159,566 through December 16, 1999.

(2) Reflects the sale of the 3,000,000 shares of common stock offered by us hereby at an assumed public offering price of $11.8125 per share and the application of the net proceeds, including the redemption of all of the outstanding Series B convertible preferred stock at cost plus accrued dividends upon the closing of this offering, after deducting the estimated offering expenses and underwriting discounts and commissions payable by us. See "Use of Proceeds."

                                  RISK FACTORS

    INVESTING IN SHARES OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF FINANCIAL RISK. IN DECIDING WHETHER TO INVEST, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AS WELL AS THE OTHER INFORMATION IN THIS PROSPECTUS. THE RISKS SET OUT BELOW MAY NOT BE EXHAUSTIVE.

    KEEP THESE RISK FACTORS IN MIND WHEN YOU READ "FORWARD LOOKING" STATEMENTS ELSEWHERE IN THIS PROSPECTUS. FORWARD LOOKING STATEMENTS RELATE TO FUTURE EVENTS AND TIME PERIODS OR OUR EXPECTATIONS. GENERALLY, THE WORDS "ANTICIPATE," "EXPECT," "INTEND" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND FUTURE EVENTS AND CIRCUMSTANCES COULD DIFFER SIGNIFICANTLY FROM THOSE ANTICIPATED IN THE FORWARD LOOKING STATEMENTS.

WE EXPECT TO INCUR FUTURE OPERATING LOSSES AND MAY NEVER BECOME PROFITABLE.

    We have had operating losses since our inception, and we expect losses to continue for the next several years. From our inception in 1993 to October 3, 1999, we have incurred cumulative losses of approximately $41.8 million. These losses have resulted principally from the costs of our research activities and expenses in excess of revenues from our contract research organization ("CRO") services. Our primary sources of revenue have been our research and development contracts and CRO services. To date, those revenues have not generated profits. We expect to continue incurring significant operating losses until our product sales and CRO service revenues sufficiently fund our operations. We cannot be certain that we will become profitable.

WE FACE UNCERTAINTY IN RAISING ADDITIONAL FUNDS NECESSARY TO FUND OUR
OPERATIONS.

    In order to develop and bring our transgenic products to market, we and our partners must commit substantial resources to costly and time consuming research, preclinical testing and clinical trials. If our businesses do not become profitable before we exhaust existing resources, we will need to obtain additional financing, through public or private sources, including debt or equity financings, or through collaborative or other arrangements with corporate partners. We may not be able to obtain adequate funds for our operations from these sources when needed or on acceptable terms. If we raise additional capital through the sale of equity, or securities convertible into equity, your proportionate ownership in GTC may be diluted. If we cannot obtain additional financing, we could be forced to delay, scale back or eliminate some of our research and development programs. In order to conserve capital or reduce our reliance on obtaining new capital, we may also elect to delay or forgo timely expansion, improvement or investment in our CRO services or dispose of the assets related to those services.

TRANSGENIC TECHNOLOGY IS IN A RELATIVELY EARLY STAGE.

    Developing products based on transgenic technology is subject to significant technological risks. Most of our transgenic proteins are in the early development stage and will require time consuming and costly development, testing and regulatory clearance. We have not, nor to our knowledge, has any other entity completed human clinical trials necessary to receive marketing authorization for any protein produced in the milk of transgenic animals. We cannot be certain that we will be able to do so successfully, nor can we assure that any transgenically produced protein will be safe or effective. In addition, it is possible that research and discoveries by others will render our transgenic technology obsolete or noncompetitive.

WE CANNOT MARKET AND SELL OUR TRANSGENIC PRODUCTS IN THE UNITED STATES OR IN OTHER COUNTRIES IF WE FAIL TO OBTAIN THE NECESSARY REGULATORY APPROVALS.

    Obtaining required regulatory approvals for our transgenically produced products may take several years to complete and may consume substantial capital resources. We cannot give any assurance that the FDA or any other regulatory authority will act quickly or favorably on our requests for approval, or that the FDA or any other regulatory authority will not require us to provide additional data that we do not currently anticipate in order to obtain approvals. We cannot apply for FDA approval to market any of our products under development until the product successfully completes its preclinical and clinical trials. Several factors could prevent successful completion or cause significant delays of these trials, including an inability to enroll the required number of patients or failure to demonstrate adequately that the product is safe and effective for use in humans. If safety concerns develop, the FDA could stop our trials before completion. Moreover, to our knowledge, no protein produced in the milk of a transgenic animal has reached the stage in the regulatory process which would allow it to be submitted to the FDA for final regulatory approval. Because transgenic products represent novel therapeutic products, the process for regulatory approval is unproven. There may be additional delays in regulatory approval due to issues arising from the breeding of transgenic animals and the use of proteins derived from such animals. If we are not able to obtain regulatory approvals for use of our products under development, or if the patient populations for which they are approved are not sufficiently broad, the commercial success of our products could be limited.

WE CANNOT ASSURE THE COMMERCIAL SUCCESS OF TRANSGENIC PRODUCTS.

    Even if our transgenically produced products are successfully developed and approved by the FDA and corresponding foreign regulatory agencies, they may not enjoy commercial acceptance or success, which would adversely affect our business and results of operations. Several factors could limit our success, including:

    - possible limited market acceptance among patients, physicians, medical centers and third party payors;

    - our inability to access a sales force capable of marketing the product;

    - our inability to supply a sufficient amount of product to meet market demand;

    - the number and relative efficacy of competitive products that may subsequently enter the market; and

    - for a transgenic product designed to replace or supplement currently marketed non-transgenic products, the relative risk-benefit profile and cost-effectiveness of the transgenically produced product.

    In addition, it is possible that we or our collaborative partners will be unsuccessful in developing, marketing and implementing a commercialization strategy for any transgenic products.

IF WE OBTAIN REGULATORY APPROVAL OF OUR TRANSGENIC PRODUCTS, THE PRODUCTS WILL BE SUBJECT TO CONTINUING REVIEW AND EXTENSIVE REGULATORY REQUIREMENTS WHICH COULD AFFECT THEIR MANUFACTURE AND MARKETING.

    The FDA and foreign regulatory agencies continue to review products even after they have received initial approval. If and when the FDA or other agency approves any of our transgenic products under development, the manufacture and marketing of these products will be subject to continuing regulation, including compliance with current Quality Systems Regulations and Good Manufacturing Practices, known as QSR/GMP, adverse event reporting requirements and prohibitions on promoting a product for unapproved uses. We will also be required to obtain additional approvals in the event we significantly alter the product's labeling or manufacturing process. Enforcement actions resulting from failure to comply with QSR/GMP requirements could result in fines, suspensions of approvals, recalls of products, operating restrictions and criminal prosecutions, and affect the manufacture and marketing of our transgenic products. The FDA or other regulatory agencies could withdraw a previously approved product from the market upon receipt of newly discovered information, including a failure to comply with regulatory requirements, the occurrence of unanticipated problems with products following approval, or for other reasons. Any of these withdrawals could adversely affect our operating results.

WE DEPEND ON COLLABORATION AGREEMENTS FOR OUR REVENUE.

    Our revenue stream and our business strategy depend largely on our entering into transgenic development agreements with third parties. We may not be able to establish these agreements, and we cannot guarantee that we will establish our agreements on commercially acceptable terms. Our future agreements may not ultimately be successful. Even if we enter into transgenic development agreements, our partners could terminate these agreements or they could expire before meaningful developmental milestones are reached. The termination or expiration of any of these agreements could have a material adverse effect on our business.

    Much of the revenue that we may receive under these collaborations will depend upon our partners' ability to successfully develop and commercially introduce, market and sell new products derived from our transgenic production systems. Our partners may develop competitive production technologies or competitive products outside of their collaborations with us that could have a material adverse effect on our business.

    To date, the scope of our collaboration agreements have generally been limited to transgenically producing limited quantities of targeted proteins. We cannot be certain that these initial development projects will be successful or lead to collaboration agreements to commercially produce any proteins. Depending upon the terms of any future collaborations, our role in the collaboration will often be limited to the production aspects of the proteins. As a result, we may also be dependent on collaborators for other aspects of the development, preclinical and clinical testing, regulatory approval, sales, marketing and distribution of any transgenic product.

ASPECTS OF OUR OPERATIONS ARE DEPENDENT ON OUR RELATIONSHIP WITH GENZYME.

    We are developing ATIII, our lead compound, in a joint venture in which Genzyme Corporation ("Genzyme") provides substantial funding. If Genzyme does not agree to continue that funding, we might not be able to fund ATIII on our own or obtain funding from another partner on acceptable terms. As of October 3, 1999, we owed $15.8 million to a commercial bank, which debt is guaranteed by Genzyme. Genzyme has also established a $6.3 million revolving line of credit in our favor, on which we do not currently have an outstanding balance. This credit line will no longer be available if the net proceeds from this offering equal or exceed $34.6 million. When Genzyme's line of credit or guaranty expire, we might not be able to negotiate an extension or replacement of those credit facilities on acceptable terms.

CONCENTRATION OF OWNERSHIP OF OUR STOCK COULD LEAD TO FAILURE TO MAXIMIZE STOCK PRICE AND CONFLICTS OF INTEREST.

    Genzyme is our largest single stockholder. After giving effect to this offering, Genzyme will beneficially own 29% of our outstanding common stock. In addition, Genzyme owns $6.6 million of Series B convertible preferred stock that could be converted into an additional 1,048,021 shares of common stock and warrants to acquire up to 518,324 shares of our common stock. We intend to redeem the Series B shares upon consummation of this offering, assuming we receive at least $19.8 million in net proceeds. If we do not redeem the Series B convertible preferred stock and that stock is converted into shares of our common stock by Genzyme and if Genzyme exercises its warrants, then Genzyme would own 33 1/3% of our common stock after this offering. Genzyme's ownership interest gives it significant influence over certain matters requiring our stockholders' approval, including electing directors, adopting or amending certain provisions of our articles of organization or by-laws and approving or preventing certain mergers or other similar transactions, such as a sale of substantially all of our assets (including transactions that could give our stockholders the opportunity to realize a premium over the then-prevailing price for their shares).

    Furthermore, Genzyme's ownership position may effectively discourage a third party from making an acquisition proposal. Accordingly, this may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the then-prevailing market price, affect the market price of our common stock, or both. Our stockholders other than Genzyme will be minority equity holders and will be unable to significantly influence our management or business policies. Four of eight members of our board of directors also serve as directors and/or executive officers of Genzyme. The interests of Genzyme and GTC may differ from time to time.

OUR BUSINESS MAY FAIL DUE TO INTENSE COMPETITION IN OUR INDUSTRY.

    The industries in which we operate are highly competitive and may become even more competitive. We will need to continue to devote substantial efforts and expense to research and development in order to maintain a competitive position. It is possible that developments by others will render our current and proposed services, products or technologies obsolete. In addition, we may encounter significant competition for protein development and production contracts from other companies. Transgenic products may face significant competition from biological products manufactured in cell culture or by other traditional protein production methods. Our businesses will compete both against other companies whose business is dedicated to offering transgenic production or preclinical testing and development as a service, and with prospective customers or collaborators who decide to pursue such transgenic production or preclinical testing and development internally. Many of these competitors have greater financial and human resources and more experience in research and development than we have. Competitors that complete clinical trials, obtain regulatory approvals and begin commercial sales of their products before us will enjoy a significant competitive advantage. We anticipate that we will face increased competition in the future as new companies enter the market and alternative technologies become available.

THE PUBLIC MAY HAVE CONCERNS ABOUT GENETIC ENGINEERING IN ANIMALS AND ANIMAL TESTING.

    Many of our activities involve genetic engineering in animals and animal testing. These types of activities have been the subject of controversy and adverse publicity. Animal rights groups and various other organizations and individuals have attempted to stop genetic engineering activities and animal testing by pressing for legislation and regulation in these areas. To the extent the activities of such groups are successful, they may adversely affect our business.

THE SUCCESSFUL COMMERCIALIZATION OF OUR PRODUCTS WILL DEPEND ON OBTAINING COVERAGE AND REIMBURSEMENT FOR USE OF THESE PRODUCTS FROM THIRD-PARTY PAYORS.

    Sales of pharmaceutical products largely depend on the reimbursement of patients' medical expenses by government health care programs and private health insurers. Without the financial support of the government or third party insurers, the market for transgenic products will be limited. We cannot be sure that third party payors will reimburse sales of our transgenic products, or enable us or our partners to sell them at profitable prices.

    The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided and paid for in the United States. In particular, these third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. In the future, it is possible that the government may institute price controls and further limits on Medicare and Medicaid spending. These controls and limits could affect the payments we collect from sales of our products. Internationally, medical reimbursement systems vary significantly, with some medical centers having fixed budgets, regardless of levels of patient treatment, and other countries requiring application for, and approval of, government or third party reimbursement. Even if we or our partners succeed in bringing transgenic products to market, uncertainties regarding future health care policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at profitable prices.

OUR BUSINESS EXPOSES US TO POTENTIAL SERVICE AND PRODUCT LIABILITY.

    The nature of our business exposes us to potential product and professional liability risks which are inherent in the testing, production, marketing and sale of human therapeutic products. While we have obtained product and professional liability insurance under an insurance policy arrangement with Genzyme and Genzyme's affiliates, we cannot be certain that our insurance coverage will be sufficient to cover any claim. Uninsured product or service liability could have a material adverse effect on our financial results. Additionally, it is possible that any insurance will not provide us with adequate protection against potential liabilities. Potential liability may arise from our handling of clinical samples containing human blood and tissues, which may contain human pathogens. It is also possible that liability may arise from handling animal blood and tissue which may contain zoonotic pathogens. Although such products are used only in the laboratory, inadvertent human contact may occur.

QUALIFIED MANAGERIAL AND SCIENTIFIC PERSONNEL ARE SCARCE IN OUR INDUSTRY.

    We are highly dependent on the principal members of our scientific and management staff. Our success will depend in part on our ability to identify, attract and retain qualified managerial and scientific personnel. There is intense competition for qualified personnel in our industry. We may not be able to continue to attract and retain personnel with the advanced technical qualifications or managerial expertise necessary for the development of our business. If we fail to attract and retain key personnel, it could have a material adverse effect on our business, financial condition and results of operations.

OUR CRO BUSINESS IS DEPENDENT ON CURRENT GOVERNMENT REGULATORY REQUIREMENTS.

    The market for our preclinical testing services depends on our maintaining strict standards for the conduct of laboratory and clinical tests and related procedures that are promulgated by governmental entities responsible for public health and welfare, including the FDA and by regulatory authorities in other countries. The process of obtaining these approvals varies according to the nature and use of the product and routinely involves lengthy and detailed laboratory and clinical testing and other costly and time-consuming procedures. We offer customers of our preclinical testing and development services the necessary expertise to comply with these complex regulations. If the regulatory structure were to change in a way which reduced the need for such services, we could be materially adversely affected.

WE DEPEND ON PATENTS AND PROPRIETARY RIGHTS THAT MAY FAIL TO PROTECT OUR
BUSINESS.

    Our success will partly depend on our ability to obtain and maintain patent or other proprietary protection for our technologies, products and processes such as:

    - compositions of matter or processes;

    - processes developed by our employees; or

    - uses of compositions of matter discovered through our technology.

    We may not be able to obtain the necessary protection. Our success will also depend on our ability to operate without infringing the proprietary rights of other parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under these patents are still developing. There is no consistent policy regarding the breadth of claims allowed in biotechnology patents. The patent position of a biotechnology firm is highly uncertain and involves complex legal and factual questions.

    We have been issued six patents and currently have 20 provisional or regular applications solely owned by us and two regular applications co-owned with others pending in the United States. Where appropriate there are counterparts in other countries. We may not receive any issued patents based on pending or future applications. Our issued patents may not contain claims sufficiently broad to protect us against competitors with similar technology. Additionally, our patents, our partners' patents and patents for which we have license rights may be challenged, narrowed, invalidated or circumvented. Furthermore, rights granted under patents may not provide us with any competitive advantage.

    We may have to initiate arbitration or litigation to enforce our patent and license rights. If our competitors file patent applications that claim technology also claimed by us, we may have to participate in interference or opposition proceedings to determine the priority of invention. An adverse outcome could subject us to significant liabilities to third parties and require us to cease using the technology or to license the disputed rights from third parties. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

    The cost to us of any litigation or proceeding relating to patent rights, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because of their substantially greater resources. Uncertainties resulting from the initiation and continuation of any pending patent or related litigation could have a material adverse effect on our ability to compete in the marketplace.

    We rely on certain proprietary trade secrets and know-how that are not patentable. We have taken measures to protect our unpatented trade secrets and know-how, including having our employees, consultants and some contractors execute confidentiality agreements. These agreements could be breached. If so, it is possible that our remedies for a given breach might be inadequate. It is also possible that competitors could independently develop or discover our trade secrets or that the trade secrets could otherwise become known.

WE HAVE OBLIGATIONS TO ISSUE SHARES OF COMMON STOCK IN THE FUTURE WHICH WILL DILUTE YOUR OWNERSHIP INTEREST AND MAY ADVERSELY AFFECT OUR STOCK PRICE.

    Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. As of December 16, 1999, there were 22,447,663 shares of common stock outstanding. As of December 16, 1999, options to purchase an aggregate of 2,898,508 shares of common stock at varying exercise prices were outstanding; of such total, options for 1,709,402 shares were immediately exercisable and such shares could be immediately resold into the public market. All of the 7,428,365 shares of common stock held by Genzyme could be sold into the public markets upon compliance with Rule 144. In addition, 1,048,021 shares of common stock are issuable to Genzyme upon conversion of shares of Series B convertible preferred stock, which shares are entitled to registration rights and, if not redeemed, will be eligible for sale under Rule 144 in November 2000. The 518,324 shares issuable to Genzyme upon exercise of outstanding warrants are also entitled to registration rights, which could expedite the resale of such shares into the public market. Another 478,000 shares of common stock are reserved for issuance upon exercise of outstanding warrants, all of which are currently exercisable and 450,000 of which can be sold into the public market under a currently effective registration statement.

OUR COMMON STOCK MAY HAVE A VOLATILE PUBLIC TRADING PRICE AND LOW TRADING
VOLUME.

    The market price of our common stock has been highly volatile and the market for our common stock has experienced significant price and volume fluctuations, some of which are unrelated to our

Company's operating performance. Many factors can have a significant adverse effect on our common stock's market price, including:

    - announcements by us or our competitors of technological innovations or new commercial products;

    - developments concerning our proprietary rights, including patent and litigation matters;

    - publicity regarding actual or potential results relating to our or our partners' products or compounds under development;

    - an unexpected termination of one of our partnerships;

    - regulatory developments in the United States and other countries;

    - general market conditions; and

    - quarterly fluctuations in our revenues and other financial results.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER AND BY-LAWS AND MASSACHUSETTS LAW MAY ADVERSELY AFFECT OUR STOCK PRICE.

    Our articles of organization, certain provisions of our by-laws and certain provisions of Massachusetts law could delay or make more difficult a merger, tender offer or proxy contest involving us. These provisions may have the effect of delaying or preventing a change of control without action by the stockholders and, therefore, could adversely affect the price of our common stock.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION AS TO THE USE OF PROCEEDS OF THIS OFFERING.

    Our management will have broad discretion regarding how we use the net proceeds of the offering. Investors will be relying on the judgment of management regarding the application of the proceeds of the offering. The result and effectiveness of our use of the proceeds are uncertain.

                                USE OF PROCEEDS

    The net proceeds from the sale by the Company of the common stock offered hereby, assuming a public offering price of $11.8125 per share and after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $32.8 million ($37.8 million if the Underwriters' over-allotment option is exercised in full). The Company anticipates that these funds will be used for general corporate purposes, including working capital, investment in new technologies, expansion of existing operations as well as for the redemption of some or all of the outstanding Series B convertible preferred stock for up to $6.6 million, plus accrued dividends. The Company has no present commitments, agreements, or understandings and is not presently conducting negotiations with respect to any acquisitions. The Company's management will have broad discretion to allocate proceeds from this offering to uses that it believes are appropriate. Pending such uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities. The principal purpose of this offering is to obtain additional working capital.

                          MARKET PRICE OF COMMON STOCK

    The common stock of GTC began trading in 1993 in the Nasdaq National Market System under the symbol GZTC. Quarterly high and low sales prices for the common stock as reported by the Nasdaq National Market System are shown below.

                                                                 HIGH           LOW
                                                              -----------   ------------
YEAR ENDED JANUARY 3, 1999:
  First Quarter.............................................  $13 1/2       $9
  Second Quarter............................................  12 1/4        7 11/16
  Third Quarter.............................................  8             4
  Fourth Quarter............................................  7 1/4         2 1/16
YEAR ENDED JANUARY 2, 2000:
  First Quarter.............................................  $ 6 3/8       $3 3/4
  Second Quarter............................................  5 5/8         3 1/8
  Third Quarter.............................................  8 1/2         4 1/2
  Fourth Quarter............................................  13 1/8        5 5/8
YEAR ENDED DECEMBER 31, 2000:
  First Quarter (through January 5, 2000)                     $12 7/8       $10

    The closing price of the common stock on January 5, 2000, as reported on Nasdaq, was $11.81 per share. As of December 16, 1999, there were 807 holders of record of the Company's common stock.

                                DIVIDEND POLICY

    The Company has never paid a cash dividend on its common stock and currently expects that future earnings will be retained for use in its business.

                                 CAPITALIZATION

    The following table sets forth, as of October 3, 1999, the actual capitalization of the Company and the capitalization as adjusted for the sale of the 3,000,000 shares of common stock offered hereby by the Company at an assumed public offering price of $11.81 per share (the reported last sales price on January 5, 2000) after deducting underwriting discounts and commissions and estimated offering expenses. The following table should be read in conjunction with the Consolidated Financial Statements and related Notes incorporated herein by reference.

                                                                     AS OF OCTOBER 3, 1999
                                                            ----------------------------------------
                                                                                       PRO FORMA AS
                                                             ACTUAL    PRO FORMA(1)   ADJUSTED(1)(2)
                                                            --------   ------------   --------------
Cash and cash equivalents and short term investments......  $ 5,577       $11,165         $37,235
                                                            -------       -------         -------
Long term debt............................................  $13,410       $13,410         $13,410
Stockholders' equity:
  Common stock, $.01; 40,000,000 shares authorized;
    20,830,090 shares issued and outstanding (actual),
    22,447,663 shares (pro forma) and 25,447,663 shares
    (pro forma as adjusted)...............................      208           224             254
  Preferred stock, $.01; 5,000,000 shares authorized:
    Series A convertible preferred, of which 11,000 shares
      issued and outstanding as of October 3, 1999, none
      outstanding (pro forma).............................       --            --              --
    Series B convertible preferred, 6,602.53558 shares
      issued (pro forma), none outstanding (pro forma as
      adjusted)...........................................       --            --              --
  Dividend on preferred stock.............................   (1,156)       (2,570)         (2,709)
  Capital in excess of par value..........................   86,708        93,694         119,873
  Accumulated deficit.....................................  (60,263)      (60,263)        (60,263)
  Other...................................................     (293)         (293)           (293)
                                                            -------       -------         -------
    Total stockholders' equity............................   25,204        30,792          56,862
                                                            -------       -------         -------
Total capitalization......................................  $38,614       $44,202         $70,272
                                                            =======       =======         =======

------------------------

(1) Adjusted to reflect the conversion of $5.3 million of Series A convertible preferred stock into 901,808 shares of common stock and the redemption of $5.7 million of Series A convertible preferred stock at cost plus 15% with proceeds from the issuance of $6.6 million of Series B convertible preferred stock in November 1999; in conjunction with the redemption of the Series A convertible preferred stock and the issuance of the Series B convertible preferred stock, the Company will record a dividend to preferred shareholders of $1.4 million in the fourth quarter ended January 2, 2000. Additionally, adjusted to reflect the issuance of 685,545 shares of common stock to two institutional investors in December 1999 at $8.00 per share with net proceeds to the Company of approximately $5.4 million. Also adjusted to reflect the exercise of 30,220 stock options at a weighted average exercise price of $5.28 for total proceeds of $159,566 through December 16, 1999.

(2) Reflects the sale of the 3,000,000 shares of common stock offered by us hereby at an assumed public offering price of $11.8125 per share and the application of the net proceeds, including the redemption of all of the outstanding Series B convertible preferred stock at cost plus accrued dividends upon the closing of this offering, after deducting the estimated offering expenses and underwriting discounts and commissions payable by us. See "Use of Proceeds."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected financial data set forth below as of January 3, 1999 and December 28, 1997 and for each of the three fiscal years in the period ended January 3, 1999, are derived from the Company's consolidated financial statements incorporated by reference in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data set forth below as of December 29, 1996 and December 31, 1995 and 1994, and for the two fiscal years in the period ended December 31, 1995 are derived from audited consolidated financial statements not incorporated by reference in this prospectus. The selected financial data set forth below as of October 3, 1999 and for the nine months ended October 3, 1999 and September 27, 1998 are derived from unaudited consolidated financial statements incorporated by reference in this prospectus. These unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the Company's opinion, include all adjustments and reclassifications (consisting only of normal recurring adjustments and reclassifications) necessary to present fairly the financial condition and results of operations for the periods presented. The results for the nine months ended October 3, 1999 are not necessarily indicative of the results that may be expected for the full year.

    This data should be read in conjunction with the Company's consolidated financial statements and related notes thereto incorporated by reference in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                             FOR THE
                                        NINE MONTHS ENDED                FOR THE FISCAL YEARS ENDED
                                   ---------------------------   ------------------------------------------
                                   OCTOBER 3,   SEPTEMBER 27,    JANUARY 3,   DECEMBER 28,    DECEMBER 29,
                                      1999           1998           1999          1997            1996
                                   ----------   --------------   ----------   -------------   -------------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Services.......................  $  41,934      $   37,216     $  50,816     $   43,417      $    38,496
  Sponsored transgenic research
    and development..............     11,200           7,479        11,596         19,521            8,338
  Products.......................         --              --            --             --               --
                                   ----------     ----------     ----------    ----------      -----------
Total revenue....................     53,134          44,695        62,412         62,938           46,834
Costs and expenses:
  Services.......................     35,472          31,751        43,668         36,989           33,356
  Transgenic research and
    development:
    Sponsored....................      7,805           7,115        10,486         12,558            7,856
    Internal.....................      3,347           4,999         6,155          5,282              828
  Products.......................         --              --            --             --               --
  Selling, general and
    administrative...............     14,616          11,955        16,184         15,650           11,691
  Facility consolidation
    costs(1).....................      1,245              --            --             --               --
  Equity in loss of Joint
    Venture......................      2,696           2,717         4,285            811              356
                                   ----------     ----------     ----------    ----------      -----------
Total expenses...................     65,181          58,537        80,778         71,290           54,087
                                   ----------     ----------     ----------    ----------      -----------
Loss from continuing
  operations.....................    (12,047)        (13,842)      (18,366)        (8,352)          (7,253)
Other income and (expenses):
  Interest income................         39             231           280            136               85
  Interest expense...............     (1,668)         (1,054)       (1,379)        (1,129)          (1,138)
  Other income...................        484             100           100             50              587
                                   ----------     ----------     ----------    ----------      -----------
Loss from continuing operations
  before income taxes............    (13,192)        (14,565)      (19,365)        (9,295)          (7,719)
  Provision (benefit) for income
    taxes........................        207             (10)          225             48               27
                                   ----------     ----------     ----------    ----------      -----------
Loss from continuing
  operations.....................  $ (13,399)     $  (14,555)    $ (19,590)    $   (9,343)     $    (7,746)
Discontinued operations
  Income from discontinued
    clinical operations (less
    applicable taxes of $239 and
    $21).........................         --              --            --             --               --
  Gain on disposal of clinical
    operations (less applicable
    income taxes of $3,401)......         --              --            --             --               --
                                   ----------     ----------     ----------    ----------      -----------
Net loss.........................  $ (13,399)     $  (14,555)    $ (19,590)    $   (9,343)     $    (7,746)
Dividends to preferred
  shareholders(2)................         --          (1,156)       (1,156)            --               --
                                   ----------     ----------     ----------    ----------      -----------
Net loss to common
  shareholders...................  $ (13,399)     $  (15,711)    $ (20,746)    $   (9,343)     $    (7,746)
                                   ==========     ==========     ==========    ==========      ===========
Net loss to common shareholders
  per weighted average number of
  common shares (basic and
  diluted):
  From continuing operations.....  $   (0.69)     $    (0.88)    $   (1.15)    $    (0.54)     $     (0.52)
                                   ==========     ==========     ==========    ==========      ===========
  Net loss.......................  $   (0.69)     $    (0.88)    $   (1.15)    $    (0.54)     $     (0.52)
                                   ==========     ==========     ==========    ==========      ===========
Weighted average number of shares
  outstanding (basic and
  diluted).......................  19,355,861     17,857,278     17,978,677    17,253,292       14,801,725


                                    FOR THE FISCAL YEARS ENDED
                                   -----------------------------
                                   DECEMBER 31,    DECEMBER 31,
                                       1995            1994
                                   -------------   -------------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Services.......................   $   26,399      $    4,465
  Sponsored transgenic research
    and development..............        6,022           4,097
  Products.......................           --             909
                                    ----------      ----------
Total revenue....................       32,421           9,471
Costs and expenses:
  Services.......................       24,250           5,157
  Transgenic research and
    development:
    Sponsored....................        5,533           4,214
    Internal.....................          861             457
  Products.......................           --             841
  Selling, general and
    administrative...............        8,919           3,596
  Facility consolidation
    costs(1).....................           --             582
  Equity in loss of Joint
    Venture......................          713              58
                                    ----------      ----------
Total expenses...................       40,276          14,905
                                    ----------      ----------
Loss from continuing
  operations.....................       (7,855)         (5,434)
Other income and (expenses):
  Interest income................           32             238
  Interest expense...............       (1,007)           (263)
  Other income...................          780              --
                                    ----------      ----------
Loss from continuing operations
  before income taxes............       (8,050)         (5,459)
  Provision (benefit) for income
    taxes........................       (2,346)              7
                                    ----------      ----------
Loss from continuing
  operations.....................   $   (5,704)     $   (5,466)
Discontinued operations
  Income from discontinued
    clinical operations (less
    applicable taxes of $239 and
    $21).........................          412             182
  Gain on disposal of clinical
    operations (less applicable
    income taxes of $3,401)......        1,159              --
                                    ----------      ----------
Net loss.........................   $   (4,133)     $   (5,284)
Dividends to preferred
  shareholders(2)................           --              --
                                    ----------      ----------
Net loss to common
  shareholders...................   $   (4,133)     $   (5,284)
                                    ==========      ==========
Net loss to common shareholders
  per weighted average number of
  common shares (basic and
  diluted):
  From continuing operations.....   $    (0.48)     $    (0.83)
                                    ==========      ==========
  Net loss.......................   $    (0.35)     $    (0.80)
                                    ==========      ==========
Weighted average number of shares
  outstanding (basic and
  diluted).......................   11,788,542       6,598,545

                              OCTOBER 3,                   JANUARY 3,   DECEMBER 28,   DECEMBER 29,   DECEMBER 31,   DECEMBER 31,
                                 1999                         1999          1997           1996           1995           1994
                              ----------                   ----------   ------------   ------------   ------------   ------------
BALANCE SHEET DATA:
  Cash and cash
    equivalents.............   $ 5,577                      $11,740        $6,383         $8,894         $5,825            816
  Short-term investments....        --                           --            --             --             --          2,231
  Working capital
    (deficit)...............   (14,706)                      (4,319)       (8,423)          (116)        (7,011)        (7,858)
  Total assets..............    80,861                       83,337        70,980         66,704         58,042         47,993
  Long-term liabilities.....    14,180                       10,397        10,779          6,742          7,179          9,082
  Stockholders' equity......    25,204                       36,204        27,378         35,204         27,288         19,424

------------------------------
 (1) During the third quarter of 1999, the Company recognized $1.2 million of facility consolidation costs associated with the consolidation of Primedica's Massachusetts operations into a single facility.
 (2) In March 1998, the Company completed a private placement of $20 million of Series A convertible preferred stock and warrants to three institutional investors. Because of the immediate convertibility of the Series A preferred stock, the warrants, valued at aproximately $1.2 million, were recognized as a dividend payment to preferred shareholders during the first quarter of 1998.

There were no cash dividends paid for any period presented.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    GTC is a leader in the application of transgenic technology to the development and production of monoclonal antibodies and other recombinant proteins for therapeutic and biomedical uses. To date, the Company has formed more than a dozen collaboration agreements which generally provide for transgenic production of limited quantities of targeted proteins in exchange for development fees and milestone payments. Following demonstration of comparability of the transgenic product to a product produced in cell cultures, the Company intends to continue to negotiate commercialization agreements that are designed to allow the Company to participate in the success of the product through equity, royalties and supply commitments. GTC also owns and operates a leading preclinical CRO, Primedica, which provides testing services to pharmaceutical, biotechnology, medical device and other companies on a fee for service basis.

RESULTS OF OPERATIONS

NINE MONTHS ENDED OCTOBER 3, 1999 AND SEPTEMBER 27, 1998

    REVENUES. Total revenues for the nine-month period ended October 3, 1999 were $53.1 million, compared with $44.7 million in the comparable period of 1998, an increase of $8.4 million, or 19%. Service revenues increased to $41.9 million during the first nine months of 1999 from $37.2 million in the comparable period of 1998, an increase of $4.7 million, or 13%. Transgenic research and development revenue increased to $11.2 million during the first nine months of 1999 from $7.5 million in the comparable period of 1998, an increase of $3.7 million, or 50%. The increase is primarily a result of a $3.5 million milestone payment earned during the third quarter of 1999 in association with progress on the HSA program.

    COSTS AND EXPENSES. Cost of services during the first nine months of 1999 were $35.5 million compared to $31.8 million in the comparable period of 1998, an increase of $3.7 million, or 12%, due to the increase in revenues. Sponsored research and development expenses increased to $7.8 million in the first nine months of 1999 from $7.1 million in the comparable period of 1998, an increase of $700,000, or 10%. The increase in expense was due to increased activity on sponsored research programs. Internal research and development expenses decreased to $3.3 million in the first nine months of 1999 from $5.0 million in the comparable period of 1998, a decrease of $1.7 million, or 33%. The decrease is due primarily to reduced expenditures on the cancer vaccine program and a shifting of resources to sponsored research and development.

    GROSS PROFIT. Gross profit, defined as revenues less service costs and research and development costs, for the first nine months of 1999 increased to $6.5 million from $830,000 in the comparable period of 1998 due to higher revenues and milestone payments and a decrease in internal research and development costs. Gross profit on services for the first nine months of 1999 was $6.5 million, a gross margin of 15%, as compared to $5.5 million, a gross margin of 15%, in the comparable period of 1998.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative ("SG&A") expenses increased to $14.6 million in the first nine months of 1999 from $12.0 million in the comparable period of 1998, an increase of $2.7 million, or 22%. The increase is primarily due to the increased marketing effort in the Primedica business, the addition of administrative personnel required to support the growth in transgenic research and development programs as well as additional patent related expenditures.

    FACILITY CONSOLIDATION COSTS. During the third quarter of 1999, the Company recognized $1.2 million of facility consolidation and expansion costs associated with the consolidation and

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expansion of Primedica's Massachusetts operations into a single facility. These costs consisted of facility closure costs of $740,000 and severance and employee related costs of $505,000. The facility closure costs included write-offs of leasehold improvements of $415,000 and rental and lease termination costs to be incurred after the consolidation of $325,000. The rental and lease termination costs are expected to be paid through December of 2003. Severance costs were related to the elimination of 12 laboratory positions, one finance position and seven general and administrative positions. Severance will be paid through 2000. The Company anticipates the consolidation to increase its ability to perform higher margin CRO services, while at the same time reducing operating expenses.

    OTHER INCOME AND EXPENSES. Interest income decreased to $39,000 in the first nine months of 1999, from $231,000 in the comparable period of 1998, due to lower funds available for investment. Interest expense increased to $1.7 million in the first nine months of 1999 from $1.1 million in the comparable period of 1998 due to increased borrowings in 1999. Other income increased to $484,000 in the first nine months of 1999, from $100,000 in the comparable period of 1998, due to the receipt in 1999 of an insurance settlement.

    EQUITY IN LOSS OF JOINT VENTURE. The Company recognized $2.7 million of losses incurred on the joint venture between the Company and Genzyme (the "ATIII LLC") during the first nine months of 1999 as well as during the comparable period of 1998. The ATIII LLC was formed to develop transgenic Antithrombin III ("ATIII").

YEAR ENDED JANUARY 3, 1999 AS COMPARED TO YEAR ENDED DECEMBER 28, 1997

    REVENUES. Total revenues for 1998 were $62.4 million, compared with $62.9 million in 1997, a decrease of $500,000, or 1%. Service revenues increased to $50.8 million in 1998 from $43.4 million in 1997, an increase of $7.4 million, or 17%. Research and development revenues decreased to $11.6 million in 1998 from $19.5 million in 1997, a decrease of $7.9 million, or 41%. The decrease reflects the impact on revenue of the establishment, in January 1998, of the ATIII LLC for the development of transgenic ATIII with Genzyme. Had the ATIII program been structured on the same basis during 1998 as during 1997, research and development revenues for 1998 would have increased by approximately $713,000, or 4%.

    COSTS AND EXPENSES. Cost of services in 1998 were $43.7 million compared to $37.0 million in 1997, an increase of 18%, due, primarily, to increased service volumes. Sponsored research and development expenses decreased to $10.5 million in 1998 from $12.6 million in 1997, a decrease of $2.1 million, or 16%. The decrease was due to the impact of the formation of the ATIII LLC. In 1997, the full cost of the ATIII development program, including subcontractor costs, was reflected by the Company as sponsored research and development expense and, to the extent that the program was funded, as sponsored research and development revenue. With the formation of the ATIII LLC in 1998, all funding and subcontractor costs were being recorded directly by the ATIII LLC. Costs incurred by the Company for the ATIII development program were being funded by the ATIII LLC and, therefore, only these costs were being recorded equally as sponsored research and development revenue and sponsored research and development expense. Had the ATIII development program been structured on the same basis during 1998 as during 1997, the sponsored research and development expenses would have increased by approximately $6.6 million over the 1997 rate. Internal research and development expenses increased to $6.2 million in 1998 from $5.3 million in 1997, an increase of $900,000, or 17%. The increase was due to increased work on the cancer vaccine program and increased activity on internal research programs.

    GROSS PROFIT.  Gross profit in 1998 amounted to $2.1 million versus
$8.1 million in 1997. The decrease was primarily due to $4.4 million of transgenic milestones from the joint venture with Sumitomo Metal
Industries, Ltd. (the "SMIG JV") recorded in 1997 in connection with the ATIII program, as well as a $1.5 million milestone from Bristol-Myers Squibb in 1997. Additionally, an

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increase of $900,000 in internal research and development was offset by an increase of $700,000 in services gross profit. Gross profit on services for 1998 was $7.1 million, a gross margin of 14%, versus $6.4 million, a gross margin of 15% in 1997. The decrease in gross margin was due to increased revenue recognized on contracts not signed until the first quarter of 1997 but for which costs had previously been incurred and recognized, partially offset by improved utilization in 1998 due to increased revenues.

    SELLING, GENERAL AND ADMINISTRATIVE.  SG&A expenses increased to
$16.2 million in 1998 from $15.7 million in 1997, an increase of $500,000, or 3%. The increase was due to the increased marketing effort and additional costs associated with the name change for Primedica as well as the addition of administrative personnel required to support the growth in transgenic research and development programs.

    OTHER INCOME AND EXPENSES. Interest income increased to $280,000 in 1998, from $136,000 in 1997, due to an increase in funds available for investment as a result of proceeds received from the preferred stock offering in the first quarter of 1998 and the sale of common stock in a registered direct offering in the second quarter of 1998. Interest expense increased to $1.4 million in 1998, from $1.1 million in 1997. Of the 1998 total, $1,144,000 represents interest incurred by the testing service operations, $101,000 represents interest for the financing of the transgenic production facility and $134,000 represents interest incurred under the revolving line of credit with Genzyme ("Genzyme Credit Line").

    The Company recognized $100,000 of non-operating income in 1998 compared to $50,000 in 1997. The 1998 amount represents an earnout payment in connection with the sale in 1995 of TSI Center for Diagnostic Products Inc.

    EQUITY IN LOSS OF JOINT VENTURE. The Company recognized $4.3 million of joint venture losses incurred on the ATIII LLC during 1998. In 1997, the Company incurred $811,000 of losses on the SMIG JV.

YEAR ENDED DECEMBER 28, 1997 AS COMPARED TO YEAR ENDED DECEMBER 29, 1996

    REVENUES. Total revenues for 1997 were $62.9 million, compared with $46.8 million in 1996, an increase of $16.1 million, or 34%. Service revenues increased to $43.4 million in 1997 from $38.5 million in 1996, an increase of $4.9 million, or 13%. Sponsored research and development revenues increased to $19.5 million in 1997 from $8.3 million in 1996, an increase of $11.2 million, or 134%, due primarily to an increase in activity and revenues related to the funding received from Genzyme in the development of transgenic ATIII, the achievement of $4.4 million in milestones from the SMIG JV, the achievement of a $1.5 million milestone from Bristol-Myers Squibb as well as increased commercial activity.

    COSTS AND EXPENSES. Cost of services in 1997 was $37.0 million compared to $33.4 million in 1996, an increase of $3.6 million, or 11%, due, primarily, to the increased service volumes. Sponsored research and development expenses increased to $12.6 million in 1997 from $7.9 million in 1996, an increase of $4.7 million, or 60%. The increase is due to the operating costs of a new manufacturing facility for the production of transgenic ATIII clinical trial material and increased activity in commercial programs. Internal research and development increased to $5.3 million in 1997 from $828,000 in 1996, an increase of 538%. The increase was due to the initiation of the cancer vaccine program in 1997 and to increased internal research.

    GROSS PROFIT.  Gross profit in 1997 amounted to $8.1 million versus
$4.8 million in 1996. Gross profit on services in 1997 was $6.4 million, a gross margin of 15%, versus $5.1 million, a gross margin of 13%, in 1996. The improvement in the services margins was primarily due to increased services revenues.

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    SELLING, GENERAL AND ADMINISTRATIVE.  SG&A expenses increased to
$15.7 million in 1997 from $11.7 million in 1996, an increase of $4.0 million or 34%. The increase was due to an increase in the sales and marketing effort and to the addition of administrative personnel required to support the growth in transgenic research and development programs, $434,000 of transaction costs on uncompleted merger and acquisition activities as well as $326,000 in one-time personnel-related charges.

    OTHER INCOME AND EXPENSES. Interest income increased to $136,000 in 1997, from $85,000 in 1996, due to the investment of funds from the Company's secondary public offering and receipt of interest on funds that were held in escrow in 1996. Interest expense was essentially unchanged year to year at $1.1 million. Of the 1997 total, $962,000 represented interest incurred by the testing service operations, $161,000 represented interest for the financing of the transgenic production facility and $6,000 represented interest incurred under the Genzyme Credit Line.

    The Company recognized $50,000 of non-operating income in 1997 compared to $587,000 in 1996, a decrease of $537,000 or 91%. Of the 1996 total, $538,000 represented the collection of the final payments of the promissory note received in connection with the 1995 sale of the TSI Center for Diagnostic Products Inc.

    EQUITY IN LOSS OF JOINT VENTURE. The Company recognized $811,000 of joint venture losses in 1997 compared to $356,000 in 1996. The increase was due to additional research by the SMIG JV including increased research funding to the Company.

LIQUIDITY AND CAPITAL RESOURCES

    The Company had cash and cash equivalents of $5.6 million at October 3, 1999. In addition, the Company had approximately $6.3 million available under the Genzyme Credit Line, $250,000 available under a line of credit with a commercial bank, $3.2 million available under various capital lease lines and $683,000 available under a term loan for the transgenic production facility expansion. The Genzyme credit line will no longer be available if the net proceeds from this offering equal or exceed $34.6 million.

    During the first nine months of 1999, the Company had a $6.2 million net decrease in cash: $6.7 million of cash used in operations (due primarily to the net loss of $13.4 million and a decrease in non-cash working capital of $749,000, offset by an increase in non-cash charges of $7.4 million), $4.7 million was invested in capital equipment, further expansion of the transgenic production facility and the expansion of the laboratory facilities, and $1.9 million was used to pay down long-term debt. Sources of funds during the period included $4.7 million in net borrowings under a commercial bank revolving line of credit, $4.6 million of proceeds from issuance of long-term debt and $820,000 of proceeds were received from the issuance of common stock under various employee stock plans. The Company had a working capital deficit of $14.7 million at October 3, 1999 compared to a deficit of $4.3 million at January 3, 1999.

    In November 1999, the Company redeemed all of its outstanding Series A convertible preferred stock for a cash payment of approximately $6.6 million, representing cost plus 15%. To fund the redemption, the Company issued approximately $6.6 million of Series B convertible preferred stock to Genzyme. The Series B convertible preferred stock carries an initial 11% dividend which increases to 12% effective July 1, 2000 and is convertible by Genzyme into common stock at any time at a fixed rate of $6.30 per share. All accrued and unpaid dividends will be paid upon conversion, liquidation or redemption of the Series B convertible preferred stock. The Company has the sole right to redeem the Series B convertible preferred stock for cash at any time at its original value plus accrued dividends. It is anticipated that the Series B convertible preferred stock will be redeemed by the Company at cost plus accrued dividends out of the proceeds of this offering. The Company also raised approximately $5.4 million through the sale of 685,545 previously registered shares of common stock at a price of $8.00 per share to two institutional investors in December 1999.

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    The proceeds of this offering, existing cash balances along with funds available under the bank and lease lines are expected to be sufficient to fund the Company's operations through at least 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

    SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," issued in December 1999, summarizes certain of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The statements in the staff accounting bulletins represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

    SEC Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges," issued in November 1999, expresses views of the Staff regarding the accounting for and disclosure of certain expenses commonly reported in connection with exit activities and business combinations. This includes accrual of exit and employee termination costs pursuant to Emerging Issues Task Force
(EITF) Issues No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING), and No. 95-3, RECOGNITION OF LIABILITIES IN CONNECTION WITH A PURCHASE BUSINESS COMBINATION, and the recognition of impairment charges pursuant to Accounting Principles Board (APB) Opinion No. 17, INTANGIBLE ASSETS, and Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

    The impact of these Staff Accounting Bulletins is currently being reviewed by the Company.

FORWARD LOOKING STATEMENTS

    Management's current expectations regarding the sufficiency of the Company's cash resources are forward looking statements and the Company's cash requirements may vary materially from such expectations. Such forward looking statements are dependent on several factors, including the results of the Company's CRO business, the ability of the Company to enter into any transgenic research and development collaborations in the future and the terms of such collaborations, the results of research and development and preclinical and clinical testing, competitive and technological advances and regulatory requirements. If the Company experiences increased losses, the Company may have to seek additional financing through collaborative arrangements or from public or private sales of its securities, including equity securities. There can be no assurance that additional funding will be available on terms acceptable to the Company, if at all. If additional financing cannot be obtained on acceptable terms, to continue its operations the Company could be forced to delay, scale back or eliminate certain of its research and development programs or to delay or forgo timely expansion, improvement or investment in CRO services or to dispose of the assets related to those services.

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                                    BUSINESS

OVERVIEW

    Genzyme Transgenics Corporation ("GTC" or the "Company") is a leader in the application of transgenic technology to the development and production of recombinant proteins for therapeutic and other biomedical uses. To date, GTC has produced more than 60 such proteins, 45 through collaborations with various commercial and academic organizations and 15 independently. More than half of the transgenic proteins actively under development by the Company are monoclonal antibodies/ Ig fusion proteins. For its lead compound, Antithrombin III ("ATIII"), the Company has completed one of two identical Phase III clinical studies for the treatment of heparin resistance in patients undergoing cardiopulmonary bypass ("CPB") procedures. GTC also owns and operates a leading preclinical contract research organization ("CRO"), Primedica Corporation ("Primedica"), which provides services such as preclinical efficacy and safety testing, IN VITRO testing and formulation development to pharmaceutical, biotechnology, medical device and other companies.

    GTC produces recombinant proteins by inserting into the genetic material of an animal embryo a specific DNA sequence that directs the production of a desired protein in the milk of transgenic offspring. The Company believes that transgenic production offers substantial economic and technological advantages in comparison to traditional protein production systems, such as cell culture and microbial systems. These advantages include reduced capital expenditures, greater flexibility in timing capital investment and lower direct production cost per unit. In the case of certain complex proteins, including Ig fusion proteins, transgenic production may represent the only technologically and economically feasible method of commercial production. For proteins currently derived from pooled human plasma, transgenic production provides an alternative source with reduced risk of transmission of human viruses and other known adventitious agents. Of the 60 transgenic proteins produced to date, GTC has expressed 40 proteins at levels of one gram per liter or higher in mice, 11 of which have also been expressed in goats at levels greater than one gram per liter. These expression levels are substantially higher than those typically achieved for comparable proteins in traditional protein production systems.

    The Company's primary focus is on using transgenic technology to produce monoclonal antibodies. These therapeutics are likely to be required in relatively large and repeated doses for chronic diseases such as rheumatoid arthritis, other autoimmune diseases and cancer. The economic and technological advantages of transgenic technology make it well suited to produce the large amount of proteins anticipated for therapeutic use of monoclonal antibodies. By mid-1999, 14 monoclonal antibodies had been approved for use in the United States--nine for use as human therapeutics and five for diagnostic uses. The projected 1999 revenues for the six highest selling therapeutic antibodies--ReoPro-Registered Trademark-, Rituxan-Registered Trademark-, Synagis-Registered Trademark-, Herceptin-Registered Trademark-, Remicade-Registered Trademark- and Zenapax-Registered Trademark---are
$1.3 billion. More than 30 monoclonal antibody candidates are now in clinical trials and over 200 are reported to be in preclinical development. The Company believes that in many cases the yearly requirement for production of these potential therapeutics will exceed 100 kilograms and may approach 300 to 1000 kilograms. Transgenic production may provide the only commercially viable means to meet the large projected volume requirements of these therapeutics.

    The Company has several partnerships with pharmaceutical and other biotechnology companies to develop monoclonal antibodies/Ig fusion proteins transgenically. GTC's corporate partners include Bristol-Myers Squibb, Elan, Centocor, Alexion and BASF Knoll. To date, the Company has formed more than a dozen collaboration agreements which generally provide for transgenic production of limited quantities of targeted proteins in exchange for development fees and milestone payments and, in some cases, anticipate the payment of royalties on product sales upon commercialization. Following demonstration of comparability of the transgenic product to a version of the product produced in cell culture, the Company intends to negotiate commercialization agreements that are designed to allow the

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Company to participate in the success of the product through equity, royalties and supply commitments. The Company has been granted several patents covering the production of monoclonal and assembled antibodies in the milk of transgenic mammals, which it believes establish a strong proprietary position in the field.

    Proteins traditionally sourced from human plasma provide other opportunities for high volume transgenic protein production. The Company is developing a transgenic version of ATIII, a protein normally found in human serum, in a joint venture with Genzyme Corporation ("Genzyme"). When bound to other blood proteins that function to regulate clotting, ATIII acts as an anticoagulant. Worldwide sales of plasma derived ATIII to treat hereditary and acquired ATIII deficiency are approximately $230 million. The Company believes transgenic ATIII may represent a more attractive product than plasma sourced ATIII in light of safety considerations, the limited volume of ATIII available from plasma and the impracticality of producing sufficient quantities of recombinant ATIII by cell culture methods. The Company has developed a goat herd producing a transgenic version of ATIII, which is now in clinical evaluation in two identical, double blinded Phase III clinical trials. The first of these studies was completed in late 1999, and the primary clinical endpoint was met. Patient enrollment in the second study is expected to be completed in the first quarter of 2000. These clinical trials have targeted treatment of heparin resistant heart disease patients undergoing cardiopulmonary bypass surgeries, with a strategy of seeking approvals for broader indications after receipt of initial marketing approval.

    Another plasma protein under development by GTC is Human Serum Albumin ("HSA"), which is being developed with Fresenius AG. The therapeutic use of HSA is indicated in situations of blood loss and decreased blood albumin levels which can occur during shock, serious burns, pre- and post-operative conditions, congestive heart failure and gastric, liver and intestinal malfunctions. HSA is currently produced by human plasma fractionation, with current worldwide sales of approximately $1.0 billion. During 1999, the Company achieved several milestones under this collaboration, including demonstration of expression of HSA in the milk of transgenic cattle at a concentration that is consistent with making it a commercially viable product. The Company is also developing transgenic production processes for other proteins, including a malaria merozoite surface protein ("MSP-1") for use in a malaria vaccine.

    GTC's other business, Primedica, is focused on enabling its clients to meet regulatory testing and other product development needs quickly and effectively by offering a fully integrated line of preclinical CRO services. Primedica's laboratories provide high value, scientifically differentiated services to clients, including preclinical efficacy testing, experimental surgery, photobiology and reproductive toxicology testing as well as formulation development. Primedica uses its technological capabilities to introduce new services that improve the ability of its customers to develop their products successfully. Primedica's comprehensive programs link its preclinical and manufacturing support services to reduce the time and expense of bringing new therapeutics or other products to market.

TRANSGENIC BUSINESS

OVERVIEW

    A growing number of recombinant proteins are being developed by pharmaceutical and biotechnology companies for therapeutic and diagnostic applications. Many of these proteins have proven difficult or expensive to produce in the quantities required using traditional protein production systems, such as bacteria, yeast or mammalian cell cultures. Moreover, bacteria and yeast systems cannot produce many complex proteins. While mammalian cell cultures can produce most of these complex proteins, these cells are generally more difficult and expensive to grow and often produce lower volumes of protein, or the proteins may not be secreted by the cells into the culture medium, thereby complicating recovery and purification. Proteins produced by the Company through transgenic

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technology have been expressed at concentrations substantially higher than those typically achieved using traditional production methods.

    Transgenic technology uses IN VITRO microinjection or other techniques to introduce a genetically engineered segment of exogenous DNA (an "expression vector") into the genetic material of a fertilized egg or early stage animal embryo. Two types of genetic instructions are incorporated into the expression vector: the coding sequence and the promoter sequence. Coding sequences instruct the cells of the animal to express a specified protein. Promoter sequences direct the expression of proteins at appropriate times and by specific tissues or cell types. GTC utilizes promoter sequences that direct the expression of specific proteins in the mammary gland during lactation. After microinjection of the exogenous DNA, the modified embryo is then transferred to a recipient female. Transgenes are successfully integrated into the genetic makeup of only a small percentage of the embryos that are microinjected; therefore multiple microinjection candidates are required. If successful, the resulting animal, when mature and lactating, will express the desired protein. Once established in the first generation of transgenic animals, the transgene is transmitted like other genetic traits to future generations through traditional breeding with either non-transgenic or other transgenic animals. To date, the Company has produced such proteins principally using goats, which offer an attractive combination of large milk volumes, relatively short generational time periods and ease of handling and milking.

    GTC believes that for certain proteins required in extremely large amounts, such as HSA, transgenic cows might be required. Due to the long gestation and maturation periods of large dairy animals, microinjection is an inefficient method to produce transgenic cows. Therefore, the Company believes that cloning may accelerate transgenic biopharmaceutical development because cloning offers a method of producing a large number of transgenic animals in one generation. GTC has signed an exclusive, worldwide licensing agreement with Advanced Cell Technologies, Inc. ("ACT") allowing GTC to utilize ACT's patented technology for the development of biopharmaceuticals in the milk of all cloned transgenic mammals. The Company believes ACT's proprietary technology, when coupled with GTC's transgenic technology, will provide additional patentable approaches to efficiently create cloned transgenic animals. To date, the Company together with ACT has cloned eight cows.

ADVANTAGES OF TRANSGENIC TECHNOLOGY

    The Company believes that its current and future partners will elect to employ transgenic technology for the production of recombinant proteins in cases where transgenic technology offers economic and technological advantages over other production systems. These advantages, any one of which may be critical to the decision to proceed with a particular development project, include:

    - LOWER CAPITAL INVESTMENT. Creating a herd and providing appropriate dairy facilities can be accomplished with substantially less cost than building a cell culture bioreactor facility.

    - IMPROVED RISK MANAGEMENT OF CAPITAL INVESTMENT. Transgenic herd production offers capacity flexibility and relatively short lead times for scale up. As a result, in contrast to the need for early commitment to bioreactor production capacity, the Company's partners can delay those commitments (and the corresponding capital investment) to later stages of the development project when they may have more definitive product and market information.

    - PREDICTABILITY OF PRODUCTION. In contrast to cell culture production systems, transgenic production systems exhibit greater predictability of yield at large volume production. This offers GTC's partners greater assurance of the ability to produce product quantities sufficient for advanced clinical trials and product launch.

    - LOWER COST OF GOODS. Economic factors unique to transgenic production lower the ultimate cost of goods in most cases. High protein expression levels in transgenic animals and efficiency in purification result in the cost of transgenically produced products, in most cases, being substantially lower than that of a cell culture derived product. As further improvements are made in the downstream purification process, GTC anticipates that the cost of the transgenically produced product will decline even further.

    - TECHNOLOGICAL ENABLEMENT. Transgenic technology offers the ability to produce certain biotherapeutics which cannot be made in a commercially feasible manner in any other system. The suitability of transgenic production for high-volume proteins requiring more than 100 kilograms per year is widely acknowledged. In addition, GTC has achieved the same consistent expression rates with complex molecules, which may not be producible in cell cultures at all. This accomplishment, in conjunction with the favorable economics of herd development, means that for some complex proteins with low-volume demand, transgenics may be as viable a production system as it is for other proteins that require 1000 kilograms or more annually.

TRANSGENIC DEVELOPMENT PROCESS

    GTC's development of a typical transgenic protein is designed to proceed in a logical sequence of three major steps:

    - FIRST STEP. Using the DNA provided by the partner, GTC develops founder goats transgenic for a particular protein. The Company employs a standard DNA microinjection process to produce a transgenic goat. The first animals are born five months after microinjection.

    - SECOND STEP. GTC and the partner collaborate on the development of a pilot downstream process to purify the protein, after which GTC provides preclinical and clinical samples. After GTC provides protein samples from transgenic milk to the partner for initial purification and characterization, GTC and the partner begin a collaborative effort to establish commercially robust purification process techniques for the protein. This enables substantial amounts of material to be delivered for preclinical studies and initial human clinical studies. Next, GTC initiates an initial scale up of the transgenic herd making 6 to 10 animals that are capable of producing sufficient product for use in expanded clinical studies.

    - THIRD STEP. GTC initiates herd scale up, with the manufacturing phase following in sufficient time to fill the pipeline for product launch. Concurrently with the production of initial quantities of product, GTC and the partner develop cost and timing estimates for commercialization. The partner will then make capital commitments to enable GTC to provide certain facility capacities specifically for the partner's product. This may include a barn or several barns for housing and scaling the herd with attached facilities for the collection of milk and initial processing steps. Simultaneously, GTC will begin the scale up of the production herd to allow a sufficient number of animals to enter the production herd to meet forecasted product requirements. GTC anticipates that its future commercial supply agreements will provide for the transfer of intermediate bulk to the customer or designated processor for further processing to finished product.

DEVELOPMENT PROGRAMS

    GTC's strategy is to commercially produce proteins using transgenic technology primarily by entering into collaboration agreements with biotechnology and pharmaceutical companies. To date, the Company has formed more than a dozen collaboration agreements which generally provide for transgenic production of limited quantities of targeted proteins in exchange for development fees and milestone payments and, in some cases, anticipate the payment of royalties on product sales upon commercialization. Following demonstration of comparability of the transgenic product, the Company intends to negotiate commercialization agreements that are designed to allow the Company to participate in the success of the product through equity, royalties and supply commitments.

    The products covered by these partnerships encompass a broad range of indications and are currently in various stages of development. Many of GTC's collaborators are marketing or engaging in clinical trials with product sourced through traditional protein production systems and are considering transitioning to a transgenically produced product. In most of these collaborations, GTC benefits from the partner's preclinical development experience in working with a particular protein, and in cases where a recombinant or plasma-derived product is in clinical trials or on the market, the Company believes the regulatory approval process for the transgenic product will be facilitated by the partner's experience with the initial product.

MONOCLONAL ANTIBODIES

    Monoclonal antibodies represent one of the biotechnology industry's greatest successes. Medical researchers have now developed a better understanding of the critical variables for specificity and binding of the antibody, targets likely to affect disease progression and clinical conditions amenable to treatment with systemic biologic intervention. As a result, the last several years have witnessed the clinical success, regulatory approval and commercial launch of several breakthrough monoclonal antibody therapies, including
ReoPro-Registered Trademark- for use in various acute cardiac conditions, Rituxan-Registered Trademark- for B-cell non-Hodgkin's lymphoma, Synagis-Registered Trademark- for treatment of viral respiratory disease in premature babies, Herceptin-Registered Trademark- for breast cancer, Remicade-Registered Trademark- for use in Crohn's disease and rheumatoid arthritis and Zenapax-Registered Trademark- for acute transplant rejection. These clinical successes, the availability of technologies for making fully humanized molecules and drug discovery technologies that identify potential antibody targets, will continue to drive the development of new antibody-based therapeutics.

    Therapeutic antibodies are typically administered in larger doses than other protein therapeutics and in repeated doses to treat chronic illnesses. Their continued success is driving the need for commercially feasible production methods yielding significantly higher quantities than currently available using traditional protein production methods. While the annual worldwide requirement of a typical recombinant protein may approach 10 kilograms, the Company believes that many antibodies will require supplies in excess of 100 kilograms annually. Current cell culture methods (the only traditional method available for producing monoclonal antibodies) generally cannot produce the requisite high volumes needed for antibody therapeutics, are not economically feasible and require significant capital investment. The Company believes that the high expression levels which can be achieved using transgenic technology will enable the pharmaceutical industry to meet these market demands.

    GTC is actively participating in the field of monoclonal antibodies through a number of collaborations. The Company is developing a transgenic version of Remicade-Registered Trademark- in a collaboration with Centocor. Also, GTC is developing transgenic versions of eight additional monoclonal antibodies/Ig fusion molecules, the cell culture versions of which are currently in clinical trials, including D2E7 and MAK195 for BASF, CTLA4Ig and an Ig fusion molecule for Bristol-Myers Squibb, Antegren for Elan, BR96 for Seattle Genetics, PRO542 for Progenics and a therapeutic recombinant protein for Alexion. The indications for these products include arthritis, HIV/AIDS, cancer and autoimmune diseases. The status of the cell culture and transgenic versions of these products is shown in the chart below. In these partnerships, the Company provides material for the partners' clinical trials, while the partners retain the risk and expense of conducting the trials.

    The following chart contains a summary of the Company's most active monoclonal antibody/Ig fusion protein development programs:

                                                          DEVELOPMENT STAGE
PRODUCT                                                    OF CELL CULTURE     DEVELOPMENT STAGE OF
NAME            PRODUCT TYPE           INDICATION              PRODUCT          TRANSGENIC PRODUCT         PARTNER
-------      ------------------  -----------------------  ------------------  -----------------------  ---------------
Remicade     Monoclonal          Crohn's Disease;         Marketed            Preclinical; Transgenic  Centocor
-Registered  antibody            Rheumatoid Arthritis                         goats in development
Trademark-

D2E7         Fully human         Rheumatoid Arthritis     Phase II clinicals  Preclinical; Transgenic  BASF/Knoll
             monoclonal                                                       goats in development
             antibody

Antegren     Humanized           Neurological Disorders   Phase II clinicals  Preclinical; Transgenic  Elan
-Registered  monoclonal                                                       goats in development     Pharmaceuticals
Trademark-   antibody

CTLA4Ig      Immunoglobulin      Rheumatoid Arthritis     Phase II clinicals  Preclinical; Transgenic  Bristol-Myers
             fusion/soluble                                                   goats in development     Squibb
             receptor

Undisclosed  Immunoglobulin      Organ Transplant         Phase II clinicals  Preclinical; Transgenic  Bristol-Myers
             fusion protein      Rejection; Autoimmune                        goats in development     Squibb
                                 Disorders

Undisclosed  Monoclonal          Undisclosed              Undisclosed         Preclinical; Transgenic  Alexion
             antibody                                                         goats in development

PRO542       CD4/Immunoglobulin  HIV/AIDS                 Phase II clinicals  Preclinical; Transgenic  Progenics
             fusion antibody                                                  mice in development

Undisclosed  Monoclonal          Undisclosed              Research            Research/partnership     Millennium
             antibodies and                                                   for development of       Pharmaceuticals
             therapeutic                                                      therapeutic drug
             proteins                                                         targets

PLASMA DERIVED PROTEINS

    ANTITHROMBIN III. ATIII is a protein normally found in human serum, that when bound to heparin, acts as an anticoagulant. Decreased levels of ATIII are found in individuals who have either a hereditary or an acquired deficiency of ATIII. The hereditary deficiency has an incidence rate of 1 in 2,000 to 1 in 20,000. Individuals with hereditary ATIII deficiency have an increased tendency toward blood clots (thromboses) and are treated with ATIII replacement therapy during periods when they are at high risk for clots, such as during surgery. Acquired ATIII deficiency may occur if there is a decrease in the amount of ATIII produced, an increase in the rate of ATIII consumption or an abnormal loss of ATIII from the circulation. Examples of conditions in which acquired ATIII deficiency may occur are acute liver failure, disseminated intravascular coagulation, sepsis and septic shock, burns, multiple organ failure, bone marrow or organ transplantation and hemodialysis.

    GTC believes transgenic ATIII may represent a more attractive therapeutic than the current plasma derived product in light of the risks of viral transmission from pooled plasma products in general, the limited volume of ATIII currently available from plasma and the impracticality of producing sufficient quantities of ATIII in cell culture systems. The Company also believes that a lower cost, higher volume alternative to plasma derived ATIII may further expand the therapeutic use of ATIII.

    The Company filed an Investigational New Drug application ("IND") with the FDA and is evaluating use of transgenic ATIII as a potential treatment for ATIII deficiency that occurs in certain patients with heart disease. Patients undergoing cardiopulmonary bypass ("CPB") surgery require anticoagulation with heparin to prevent clotting, which can occur when blood comes into contact with the tubing of the heart-lung machine performing the heart's function during surgery. Patients with heparin resistance generally do not respond adequately to these heparin treatments. Treatments of these patients with fresh frozen plasma is one option to restore heparin sensitivity and achieve adequate anticoagulation to permit initiation of CPB. ATIII deficiency is a key factor in heparin resistance because heparin requires ATIII for effective anticoagulation. The Company has adopted a clinical strategy of initially targeting heparin resistant patients undergoing CPB with the plan of seeking approvals for transgenic ATIII in broader indications after initial marketing approval is obtained. A Phase II clinical study was completed which confirmed the safety profile of ATIII at all doses administered and supported its ability to enhance anticoagulation in cardiopulmonary bypass surgery patients. The study also demonstrated that transgenic ATIII at doses of 50 units per kilogram or higher maintained ATIII activity at 100% or greater for the duration of CPB.

    Two identical, double blinded, randomized placebo-controlled Phase III clinical trials began in the second quarter of 1998. These studies, which include 52 patients each, were designed to assess the activity of ATIII in restoring heparin sensitivity among heparin-resistant patients undergoing cardiac surgery requiring CPB. The first study, conducted at six medical centers in Germany and the United Kingdom, has been completed, and the primary clinical endpoint was met. Seventy-nine percent of the patients who received ATIII did not require administration of fresh frozen plasma before undergoing CPB surgery in comparison to only eight percent of the placebo group. In addition, the drug was well tolerated by patients. Patient enrollment in the second study, which is being conducted in the United States and Europe, is expected to be completed in the first quarter of 2000.

    GTC and Genzyme have established the ATIII LLC joint venture for the marketing and distribution of ATIII in all territories other than Asia (which is covered by a joint venture between GTC and Sumitomo Metal Industries Ltd.). Under the terms of the joint venture agreement, Genzyme will fund 70% of the development costs of ATIII up to a maximum of $33 million. The Company will fund the remaining 30% of these costs. Development costs in excess of these amounts will be funded equally by the partners. Each of the Company and Genzyme will also make capital contributions to the ATIII LLC sufficient to pay 50% each of all new facility costs to be incurred. In addition to the funding, both partners will contribute manufacturing, marketing and other resources to the ATIII LLC at cost. Genzyme and GTC each own 50% of the venture, although Genzyme is obligated to make certain milestone payments to GTC if and when transgenic ATIII has been approved by the FDA and certain sales levels have been reached. Profits and losses are shared according to ownership percentages. The agreement covers all territories other than Asia.

    The ATIII LLC has initiated a collaboration with Genzyme Molecular Oncology, a division of Genzyme, to jointly develop a form of transgenic ATIII for potential application as an angiogenesis inhibitor in the field of oncology. This research stage collaboration is based on a discovery by Dr. Judah Folkman from Children's Hospital, Boston, Massachusetts that certain conformations of ATIII, referred to as anti-angiogenic ATIII, inhibit angiogenesis IN VITRO and inhibit tumor growth in mice. Potential anti-angiogenic applications of ATIII, outside the field of oncology, may be developed by the ATIII LLC.

    ATIII LLC is developing transgenic ATIII under a royalty-bearing license from Centeon, a wholly owned subsidiary of Aventis SA and the successor to Behringwerke AG.

    HUMAN SERUM ALBUMIN. HSA is the protein principally responsible for maintaining oncotic pressure, plasma volume and the balance of fluids in blood. It is critical to the transport of amino acids, fatty acids and hormones in the blood stream. The therapeutic use of HSA is indicated in situations of blood loss and decreased blood albumin levels which can occur during shock, serious burns, pre- and post-operative conditions, congestive heart failure and gastric, liver and intestinal malfunctions. HSA is currently produced by human plasma fractionation, with current worldwide sales of approximately $1.0 billion.

    GTC has expressed transgenic HSA in mice at levels equivalent to or greater than 35 grams per liter and, in 1999, successfully produced transgenic cattle expressing this protein in their milk at commercially feasible levels. An individual cow is expected to produce 80 kilograms of albumin annually. GTC believes that this level of production should provide the Company with the ability to produce HSA at costs competitive with albumin sourced from human blood, and in the amounts required to meet market demand. GTC has refined its purification process for transgenic HSA and developed a detailed economic model for its commercial production. The Company has entered into an agreement with Fresenius AG of Bad Homburg, Germany, to further develop and commercialize transgenic HSA.

OTHER DEVELOPMENT PROJECTS

    MALARIA VACCINE. GTC's transgenic expression system has the potential to express the correct, immunogenic protein for use as a malaria vaccine both economically and on a large scale. Malaria is a disease that has an annual incidence of more than 300 million people worldwide and results in several million deaths annually. GTC is working with the National Institutes of Health (the "NIH") and the Federal Malaria Vaccine Coordinating Committee to express a malaria protein, which is considered a promising vaccine candidate and to examine the options for commercializing the vaccine. The Company has entered into a Collaborative Research and Development Agreement with the NIH and during 1998 achieved high level expression of the candidate vaccine malaria antigen, MSP-1, in the milk of transgenic mice. Primate immunogenicity studies are planned for early 2000.

    SECOND GENERATION BIOPHARMACEUTICALS. GTC has a program to identify and develop unique transgenic constructs which may represent line extensions for recombinant biotherapeutics. Approved recombinant therapeutics, many of which have established significant markets, may become vulnerable to competition from novel versions which may be more cost effective and/or demonstrate improved efficacy, allow more convenient routes of administration, or have extended clinical applications. GTC is in discussions with both generic and proprietary pharmaceutical and biotechnology companies with strategic and product-specific interests in the second generation biopharmaceuticals program. In 1998, GTC signed an initial collaboration agreement with Eli Lilly to evaluate a novel second generation biotherapeutic for which GTC provided intellectual property and know how. While good scientific progress has been achieved in the program, Lilly has elected not to prioritize the project as a development candidate. The project and the data derived from Lilly's evaluation have reverted to the Company. GTC is in discussions with other parties to develop this candidate product.

PRIMEDICA CORPORATION CRO SERVICES

    GTC acquired its CRO capabilities through the acquisitions of TSI Corporation in October 1994 and BioDevelopment Laboratories, Inc. in June 1995. In February 1998, GTC reorganized its CRO businesses under its wholly owned subsidiary, Primedica, to provide a unified identity and a dedicated structure for further growth of its CRO business. Primedica conducts its CRO services through four laboratories: Primedica Worcester (Massachusetts), Primedica Redfield (Arkansas), Primedica Rockville (Maryland), as well as Primedica Argus (Pennsylvania). This business currently employs more than 550 people.

    Primedica believes that it has a broader set of value-added services than any of its competitors and is differentiated by its ability to offer comprehensive development programs. Primedica has the ability to perform virtually all of the safety, efficacy and quality control testing, as well as to provide the regulatory affairs expertise necessary to bring a client's early research-stage product through preclinical testing. Fields in which Primedica provides contract services include:

    - PRODUCT SAFETY TESTING. Primedica conducts safety studies using toxicological, pathological and specialty endpoints, such as physiologic, pharmacologic and mechanistic evaluations and is a recognized world leader in conducting and evaluating reproductive and developmental toxicology studies.

    - METABOLISM AND PHARMACOKINETICS. Primedica's metabolism group evaluates the distribution and impact of a drug and its metabolites using sophisticated sampling techniques, metabolite profiling and identification, tissue distribution studies and other techniques to determine tissue half-life, clearance rates and potential sites of drug toxicity after systemic exposure.

    - COMPREHENSIVE MANUFACTURING SERVICES. Primedica specializes in biopharmaceutical process development and manufacturing for small-to-moderate batch sizes. These services include early cell line development and optimization, production, down stream processing and fill and finish services.

    - DELIVERY AND DEVELOPMENT TECHNOLOGY SERVICES. These services include targeted and controlled drug delivery, feasibility and preformulation support, as well as formulation development for various routes of administration.

    Primedica believes the key to sustaining superior performance in this field will be in providing services in close, collaborative relationship in which customers are able to receive scientific services from Primedica at levels equal to or greater than that which they could receive from an in-house department. Toward this end, Primedica has also made significant investments in people, technology and programs since GTC's acquisition of the CRO services.

RELATIONSHIP WITH GENZYME

    EQUITY POSITION. Genzyme is the largest single stockholder of the Company, currently holding 7,428,365 shares of common stock, which will represent approximately 29% of the outstanding GTC common stock after giving effect to this offering. In addition, Genzyme also holds $6,602,536 of Series B convertible preferred stock which carries an initial dividend of 11% and is convertible into common stock at a fixed rate of $6.30 per share. It is anticipated that the Series B Preferred stock will be redeemed by the Company at cost plus accrued dividends out of the proceeds from this offering. Genzyme also holds four common stock purchase warrants exercisable for 145,000, up to 288,000, 55,833 and 29,491 shares of GTC common stock at prices of $2.84, $4.88, $6.30 and $6.30 per share, respectively, the market price of the common stock at the time the respective Genzyme warrants were issued. All of the shares held by Genzyme (including shares issuable on exercise of Genzyme warrants) are entitled to certain registration rights.

    TECHNOLOGY TRANSFER AGREEMENT. Under the Technology Transfer Agreement dated May 1, 1993, Genzyme transferred substantially all of its transgenic assets and liabilities to GTC, assigned its relevant contracts and licensed to the Company technology owned or controlled by it and relating to the production of recombinant proteins in the milk of transgenic animals (the "Field") and the purification of proteins produced in that manner. The license is worldwide and royalty free as to Genzyme, although GTC is obligated to Genzyme's licensors for any royalties due them. As long as Genzyme owns less than 50% of GTC, Genzyme may use the transferred technology, or any other technology it subsequently acquires relating to the Field, for internal purposes only without any royalty obligation to the Company.

    R&D AGREEMENT.  Pursuant to a Research and Development Agreement dated
May 1, 1993, Genzyme and GTC agreed to provide research and development services to the other relating, in the case of GTC, to transgenic production of recombinant proteins and, in the case of Genzyme, to the purification of such proteins. Each company receives payments from the other equal to the performing party's fully allocated cost of such services, which can be no less than 80% of the annual budgets established by the parties under the agreement on a month to month basis, plus, in most cases, a fee equal to 10% of such costs. The agreement expired on December 31, 1998 and the parties are continuing under this agreement on a month-to-month basis.

    ATIII LLC. In January 1998, the Company entered into a collaboration agreement for the development of transgenic ATIII with Genzyme forming the ATIII LLC joint venture. Under the terms of the agreement, Genzyme will fund 70% of the development costs of transgenic ATIII up to a maximum of $33 million. The Company will fund the remaining 30% of these costs. Development costs in excess of these amounts will be funded equally by the partners. The Company and Genzyme will also make capital contributions to the ATIII LLC sufficient to pay 50% each of all new facility costs to be incurred. In addition to the funding, both partners will contribute manufacturing, marketing and other resources to the ATIII LLC at cost. Genzyme and GTC each own 50% of the venture, although Genzyme is obligated to make certain milestone payments to GTC if and when transgenic ATIII has been approved by the FDA and certain sales levels have been reached. Profits and losses are shared according to ownership percentages. The agreement covers all territories other than Asia.

    SERVICES AGREEMENT. Under a services agreement between GTC and Genzyme, GTC pays Genzyme a fixed monthly fee for basic laboratory and administrative support services. The monthly fee is adjusted annually, based on the services to be provided and changes in Genzyme's cost of providing the services. The services agreement is self-renewing annually and may be terminated upon 90 days notice by either party.

    CREDIT LINE GUARANTY, TERM LOAN GUARANTY AND LIEN. Genzyme guarantees a credit line and term loan with a commercial bank up to $24.6 million, expiring in December 2001. The Company has agreed to reimburse Genzyme for any liability Genzyme may incur under such guaranty and has granted Genzyme a first lien on all of the Company's assets to secure such obligation.

OTHER STRATEGIC COLLABORATIONS

LONZA LTD.

    In May 1999, GTC entered into a letter of intent with Lonza Ltd. of Basel, Switzerland to develop a commercial relationship whereby Lonza would provide to GTC on a project by project basis, downstream purification capabilities including process development and final product purification, thereby enabling GTC to provide a complete package of services to its partners. Under the terms of the letter of intent, once a GTC partner commits to production, Lonza will provide the capital for purification facilities and equipment on commercial terms typical for the biopharmaceutical manufacturing industry. GTC is currently negotiating a definitive master agreement with Lonza which GTC anticipates will incorporate the key business and financial terms contained in the letter of intent including equity investments by Lonza in GTC upon the achievement of certain milestones.

TUFTS UNIVERSITY SCHOOL OF VETERINARY MEDICINE

    Pursuant to a cooperation and licensing agreement, Tufts University School of Veterinary Medicine has agreed to work exclusively with GTC until September 2000 in developing commercial applications of transgenic protein production in milk. Tufts has also granted GTC a perpetual, non-exclusive license to use certain proprietary microinjection technology and animal husbandry techniques. Sales of products derived from transgenic goats produced by Tufts, or from their offspring, are subject to royalties payable to Tufts. The Company maintains a herd of approximately 100 goats at Tufts' facility in Massachusetts.

SMIG JV

    GTC holds a 22% interest in a joint venture with Sumitomo Metal
Industries Ltd. (the "SMIG JV"). GTC has granted to the SMIG JV an exclusive license in Asia to use GTC's transgenic technology to make, use and sell transgenic products, including ATIII, until the later of 2008 or the expiration of any applicable Japanese patent, subject to various reciprocal royalty obligations.

PATENTS AND PROPRIETARY RIGHTS

    GTC has filed 20 patent applications which cover relevant portions of its transgenic technology, several of which are covered by cross-licensing agreements. GTC holds exclusive and nonexclusive licenses from Genzyme to rights under a number of patent applications on file in the United States and corresponding foreign patent applications relating to certain aspects of its technology. GTC has a broad patent issued by the European Patent Office which covers a DNA construct and its use in the production of proteins in the milk of non-human, transgenic mammals. Other GTC applications as to specific proteins, classes of proteins, techniques to enhance expression and purification technologies remain pending. During 1998, the U.S. Patent and Trademark Office awarded GTC four patents, one covering the purification of proteins from the milk of transgenic animals, two more relating to the production of monoclonal and assembled antibodies at commercial levels in the milk of transgenic mammals and one covering the production of ATIII in the milk of transgenic goats.

    GTC has exclusive and nonexclusive licenses to technologies owned by other parties, including DNX, Inc. as to microinjection, Stanford University as to gene transfer and Centeon L.L.C., as the successor to Behringwerke AG, as to ATIII, as well as promoter cross-licenses in place with PPL Therapeutics PLC ("PPL") and Pharming B.V. ("Pharming"). Certain of the licenses require GTC to pay royalties on sales of products which may be derived from or produced using the licensed technology. The licenses generally extend for the life of any applicable patent.

    The Company also relies upon trade secrets, know how and continuing technological advances to develop and maintain its competitive position. In an effort to maintain the confidentiality and ownership of trade secrets and proprietary information, the Company requires employees, consultants and certain collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with the Company.

COMPETITION

TRANSGENICS

    Many companies, including biotechnology and pharmaceutical companies, are actively engaged in seeking efficient methods of producing proteins for therapeutic or diagnostic applications. Two other companies known to GTC are extensively engaged in the application of transgenic technology for the production of proteins for therapeutic use in humans: Pharming and PPL. Pharming, based in the Netherlands, is primarily engaged in the development of recombinant proteins in the milk of transgenic cows, which are most suitable for extremely high volume protein production. PPL, based in Scotland, utilizes primarily sheep for transgenic protein production.

CRO SERVICES

    The worldwide markets for CRO services, manufacturing support services and related development services are highly fragmented, involving several hundred companies, as well as universities and governmental bodies. Competition in these markets is based primarily on technological capabilities and reputation for quality of products and services offered and perceived financial stability. In certain market segments, price is also a significant competitive factor.

GOVERNMENT REGULATION

TRANSGENICS

    The manufacturing and marketing of GTC's potential products and certain areas of research related to them are subject to regulation by governmental authorities in the United States, including the FDA, the U.S. Department of Agriculture (the "USDA") and the Environmental Protection Agency (the "EPA"). Comparable authorities are involved in other countries.

    To GTC's knowledge, no protein produced in the milk of a transgenic animal has been submitted for final regulatory approval. However, the FDA issued its Points to Consider in August 1995. Points to Consider, which are not regulations or guidelines, are nonbinding published documents that represent the current thinking of the FDA on a particular topic. Earlier in 1995, comparable guidelines were issued by European regulatory authorities. GTC believes that its programs satisfactorily address the issues raised by these documents and generally views them as a very positive milestone in the acceptance of the transgenic form of production. Based on discussions with the FDA and others, GTC expects that the basic United States regulatory framework for the transgenic production of recombinant proteins in animals will be similar to that described in the Points to Consider.

    The FDA licenses biological products under the authority of the Public Health Service ("PHS") Act. With respect to therapeutic biological products, generally, the standard FDA approval process includes preclinical laboratory and animal testing, submission of an IND to the FDA and completion of appropriate human clinical trials to establish safety and effectiveness. Prior to passage of the FDA Modernization Act of 1997 ("FDAMA"), applicants for a license to market a biological product filed both an establishment license application (an "ELA") and a product license application (a "PLA"). Since the passage of FDAMA, the FDA has taken actions to make the licensing process for biological products more consistent with the process for the approval of new drugs. Accordingly, after October 20, 2000, all manufacturers seeking a license to market a biological product in interstate commerce must file a single Biological License Application (a "BLA"). PLAs and ELAs filed in the interim will be administratively handled by the FDA as a BLA. If a manufacturer successfully demonstrates that the biological product meets PHS standards, that is, that the product is safe, pure and potent and that the facility in which it is manufactured meets standards designed to ensure that the product continues to be safe, pure and potent, the manufacturer will receive a biological license to market the product in interstate commerce. The Company has already submitted an IND for ATIII to the FDA and it is continuing Phase III clinical trials in the United States and Europe. GTC expects to submit a BLA for ATIII; however, the approval process for other proteins may be undertaken either by the Company, by a collaborator for which the Company is producing proteins, or jointly, depending upon the nature of the relationship involved.

CRO SERVICES

    Primedica and its customers are subject to a variety of regulatory requirements intended to ensure the quality and integrity of their products and services. The industry standard for conducting non-clinical testing is embodied in regulations called Good Laboratory Practices ("GLPs"). GLPs have been adopted by the EPA and the FDA and a number of foreign regulatory bodies. To help ensure compliance, the Company maintains a strict quality assurance program at each site to audit test data and conduct regular inspections of testing procedures and facilities. Primedica also complies with FDA-established current GMPs.

    Primedica also maintains certain licenses and permits issued by federal, state and local authorities relating to the operation of its current laboratory and testing facilities, including those required for hazardous waste disposal, the purchase, use and disposal of radioactive isotopes and the use of animals in testing and research. These licenses and permits include licenses from the U.S. Nuclear Regulatory Commission for the purchase, use and disposal of small amounts of short-lived radioactive isotopes for research purposes. Primedica also has registered with the Massachusetts Department of Environmental Protection and the EPA as a Small Quantity Hazardous Waste Generator in connection with its disposal of certain organic hazardous wastes used in connection with its molecular biology and biomedical research. These wastes are disposed of through a licensed hazardous waste transporter. The use and disposal of chemicals is regulated under the Toxic Substances Control Act and other state and federal legislation.

    Each of Primedica's laboratories is licensed by the USDA and state and local authorities to house and use laboratory animals for biomedical research purposes. The ability to continue using animals in testing and research is dependent on continued compliance with the requirements of such licenses. Primedica's Argus, Worcester and Rockville laboratories are also registered with the U.S. Public Health Service to conduct biomedical research on laboratory animals funded by the NIH and other federal agencies. Primedica's Argus, Worcester and Redfield laboratories are also licensed by federal and state drug enforcement agencies to procure and use controlled substances in research programs involving laboratory animals.

    The Company's operations are also subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and waste, including, but not limited to, animal waste and waste water.

RESEARCH AND DEVELOPMENT COSTS

    During its fiscal years ended January 3, 1999, December 29, 1997 and December 29, 1996, GTC spent $16,641,000, $17,840,000 and $8,684,000, respectively, on research and development. These costs include labor, materials and supplies and overhead, the cost of operating the transgenics production facility, as well as certain subcontracted research projects.

EMPLOYEES

    As of December 16, 1999, GTC employed 707 people, of which 122 are in transgenics and 585 are in Primedica. Of GTC's total employees, 478 were engaged in operations, 57 were engaged in research and development and 172 were engaged in marketing and general administration. Of GTC's employees, approximately 51 have Ph.D. degrees, 1 has an M.D. degree and 16 have D.V.M. degrees. None of GTC's employees are covered by collective bargaining agreements. GTC believes its employee relations are satisfactory.

                                   MANAGEMENT

    The Company's executive officers and directors and their respective ages and positions are as follows:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
James A. Geraghty.........................     45      Chairman of the Board

Sandra Nusinoff Lehrman, M.D..............     52      President and Chief Executive Officer

John B. Green.............................     45      Vice President, Chief Financial Officer
                                                       and Treasurer

Harry M. Meade............................     53      Vice President, Transgenics Research

Michael W. Young..........................     48      Vice President, Commercial Development

Peter H. Glick............................     36      President, Primedica Corporation

Henry E. Blair............................     56      Director

Francis J. Bullock........................     63      Director

Alan W. Tuck..............................     51      Director

Alan E. Smith.............................     54      Director

Robert W. Baldridge.......................     65      Director

Henri A. Termeer..........................     53      Director

    MR. GERAGHTY was the President and Chief Executive Officer of GTC from the date of its incorporation in February 1993 until July 1998. Since that time, Mr. Geraghty has served as President of Genzyme Europe. He has been a director of GTC since February 1993 and has been Chairman of the Board since
January 1998. Mr. Geraghty joined Genzyme in September 1992, where he was a Vice President for Corporate Development and the General Manager of the transgenics business unit until the incorporation of the Company.

    DR. LEHRMAN has been the President and Chief Executive Officer of GTC since July 1998. Prior to joining GTC, from 1983 to 1994 Dr. Lehrman held several positions at Wellcome PLC, the last being International Director, Biotechnology and Vice President, General Manager of Burroughs Wellcome Mfg., Inc., a biopharmaceutical production subsidiary. She also served as Vice President, Drug Development for Triangle Pharmaceuticals, Inc., an antiviral development company until July 1996 and President of CytoTherapeutics, Inc., a biotechnology company, before joining GTC.

    MR. GREEN has been the Vice President and Chief Financial Officer of GTC since December 1994 and Treasurer since August 1997. He has also served as Vice President and Treasurer of TSI, a wholly owned subsidiary of GTC, since
March 1993 and as its Chief Financial Officer since December 1994. Prior to that, he was Vice President and Assistant Treasurer of TSI from December 1989.

    DR. MEADE has been Vice President, Transgenics Research for GTC since
August 1994 and has served as Research Director of GTC since May 1993. Prior to joining GTC, Dr. Meade was a Scientific Fellow at Genzyme, where he was responsible for directing the transgenic molecular biology program. From 1981 to March 1990, when he joined Genzyme, Dr. Meade was a Senior Scientist at
Biogen, Inc., a biotechnology company, where he worked on the technology relating to the production of proteins in milk and was an inventor on the first issued patent covering this process.

    MR. YOUNG has served as Vice President, Commercial Development since November 1995 when he joined GTC. Prior to joining GTC, Mr. Young was Vice President of Business Development for PerSeptive Biosystems from 1993 and Vice President of Marketing of Verax Corporation from 1986 to 1993.

    MR. GLICK has been President of Primedica Corporation, a wholly-owned subsidiary of GTC, since February 1998 and served as Vice President, Marketing and Corporate Development of GTC from June 1995 to February 1998. Prior to that he was Vice President, Corporate Development of GTC from October 1994 and of TSI from June 1993. From January 1994 to January 1996, he also served as President of Primedica's Rockville Laboratories subsidiary. From November 1991 to
May 1993, he was Director, Corporate Development of TSI. Prior to joining TSI, he was a strategy consultant at Bain & Company.

    MR. BLAIR is President, Chief Executive Officer and Chairman of the Board of Dyax Corp., a privately-held bioseparation, pharmaceutical discovery and development company and a consultant to several companies, including Genzyme. Prior to January 1990, Mr. Blair was Senior Vice President, Scientific Affairs of Genzyme. Mr. Blair is also a director of Genzyme and Celtrix
Pharmaceuticals, Inc.

    DR. BULLOCK has been a senior consultant with Arthur D. Little, Inc. since September 1993, prior to which he was Senior Vice President, Research Operations, of Schering-Plough Research Institute, a position he held from 1981 until August 1993.

    MR. TUCK is Chief Strategic Officer of Organogenesis Inc., a tissue engineering firm. From September 1996 until July 1997, Mr. Tuck was Executive Vice President and Chief Strategic Officer of Biocode, Inc., a privately-held biotechnology company focused on covert product marketing and, from September 1996 until March 1997, was Chief Strategic Officer of Immulogic Pharmaceutical Corporation, a publicly-held biotechnology company focused on diseases of the immune system. From February 1992 though May 1996, Mr. Tuck was President and Chief Executive Officer of T Cell Sciences, Inc. Mr. Tuck is also a director of Apogee Technology, Inc., a high technology audio company.

    DR. SMITH has been the Senior Vice President, Research of Genzyme since August 1989 and its Chief Scientific Officer since September 1996.

    MR. BALDRIDGE is Vice Chairman of the Board of Directors of the Company. Mr. Baldridge served as a director of TSI Corporation from November 1990 until its acquisition by the Company in October 1994 and was Chairman and Chief Executive Officer of TSI from April 1993 to October 1994. Mr. Baldridge has provided consulting services to the Company since October 1994 pursuant to a Consulting Agreement and has served as an independent financial and management consultant since June 1988.

    MR. TERMEER has served as President of Genzyme since October 1983, Chief Executive Officer of Genzyme since December 1985 and Chairman of the Board of Genzyme since May 1988. Mr. Termeer is a director of Abiomed, Inc., AutoImmune Inc., Geltex Pharmaceuticals, Inc. and Diacrin, Inc., as well as trustee of Hambrecht & Quist Healthcare Investors and Hambrecht & Quist Healthcare Life Sciences Investors.

                                  UNDERWRITING

    The Company has entered into an underwriting agreement with the underwriters named below. Warburg Dillon Read LLC and Hambrecht & Quist LLC are acting as representatives of the underwriters.

    The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.

NAME                                                          NUMBER OF SHARES
----                                                          ----------------
Warburg Dillon Read LLC.....................................
Hambrecht & Quist LLC.......................................
                                                                 ---------
    Total...................................................     3,000,000
                                                                 =========

    This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option described below, if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

    The representatives have advised GTC that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to certain securities dealers at such price less a concession
of $            per share to certain other dealers. The underwriters may also allow to dealers, and such dealers may reallow, a concession not in excess of
$   per share to certain other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

    The Company has granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 450,000 additional shares of the common stock to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. To the extent that the underwriters exercise the over-allotment option in part and not in full, the underwriters will purchase shares from GTC on a pro rata basis. If this option is exercised in full, the total price to the public will be $40.8 million and the total proceeds to the Company will be approximately $38.3 million, at an assumed offering price of $11.8125 per share. The underwriters have severally agreed that, to the extent the overallotment option is exercised, each of the underwriters will purchase a number of additional shares proportionate to its initial amount reflected in the above table.

    The following table provides information regarding the amount of the discount to be paid to the underwriters by the Company:

                                                            NO EXERCISE OF         FULL EXERCISE OF
                                                         OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                                         ---------------------   ---------------------
Per Share..............................................            $                       $
Total..................................................            $                       $

    The Company estimates that the total expenses of this offering, excluding the underwriting discount, will be approximately $500,000.

    The Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

    The Company and its directors, executive officers and Genzyme have agreed pursuant to certain "lock-up" agreements with the underwriters that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exercisable or exchangeable for common stock for a period of 90 days after the date of this prospectus without the prior written consent of Warburg Dillon Read LLC. Warburg Dillon Read LLC, in its sole discretion, may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. However, Warburg Dillon Read LLC has no current plan to do so.

    Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

    - STABILIZING TRANSACTIONS. The representatives may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

    - OVERALLOTMENTS AND SYNDICATE COVERING TRANSACTION. The underwriters may create a short position in the shares by selling more shares than are set forth on the cover page of this prospectus. If a short position is created in connection with this offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option.

    - PENALTY BIDS. If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

    Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

    Neither GTC nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

    Warburg Dillon Read LLC provided financial advisory services to GTC in connection with a potential transaction involving Primedica, a subsidiary of the Company, in 1998 and 1999.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for the Company by Palmer & Dodge LLP, Boston, Massachusetts. Lynnette C. Fallon, a partner of Palmer & Dodge LLP, is the Clerk of the Company. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

    The financial statements of Genzyme Transgenics Corporation and ATIII LLC incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended January 3, 1999, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Reports, proxy and information statements filed pursuant to Sections 14(a) and 14(c) of the Exchange Act and other information filed with the Commission can be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Company is required to file electronic versions of such material with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Copies of certain information filed by the Company with the Commission are also available on the Company's Web Site at http://www.transgenics.com. The Company's Web Site is not part of this prospectus. Genzyme Transgenics Corporation common stock is listed on the Nasdaq National Market. Reports and other information concerning the Company can be inspected at the offices of the Nasdaq National Market.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission (File No. 0-21794), pursuant to the Exchange Act, are incorporated herein by reference:

    - Annual Report on Form 10-K for the fiscal year ended January 3, 1999, filed with the Commission on April 5, 1999.

    - Quarterly Report on Form 10-Q for the quarter ended October 3, 1999, filed with the Commission on November 17, 1999.

    - Quarterly Report on Form 10-Q for the quarter ended July 4, 1999, filed with the Commission on August 18, 1999.

    - Quarterly Report on Form 10-Q for the quarter ended March 4, 1999, filed with the Commission on May 19, 1999.

    - Current Report on Form 8-K, filed with the Commission on December 9, 1999.

    - Definitive Proxy Statement for the 1999 Annual Meeting of Stockholders, filed with the Commission on April 28, 1999.

    - The description of the GTC common stock contained in the Company's Registration Statement on Form 8-A, filed on May 19, 1993, including any amendment or reports filed for the purpose of updating such description.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering of the securities offered hereby shall be deemed incorporated by reference into this prospectus and to be a part hereof from the date of filing such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    The Company will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, including exhibits. Requests should be directed to: Genzyme Transgenics Corporation, 175 Crossing Boulevard, Framingham, MA 01702, Attn:
Brenda A. Martin, (508) 620-9700.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF THE TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                                3,000,000 Shares

                                     [LOGO]

                                  Common Stock

                            Warburg Dillon Read LLC

                                   Chase H&Q

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The expenses to be borne by the Company in connection with the securities being registered are as follows:

SEC registration fee........................................  $ 10,247
NASD filing fee.............................................     4,382
Nasdaq listing fee..........................................    17,500
Accounting fees and expenses................................   100,000
Legal fees and expenses.....................................   250,000
Printing and photocopying expenses..........................    75,000
Miscellaneous expenses......................................    42,871
                                                              --------
  Total.....................................................  $500,000
                                                              ========

    All of the above figures, except the SEC registration, NASD filing and Nasdaq listing fees, are estimates.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 67 of chapter 156B of the Massachusetts Business Corporation Law grants the Company the power to indemnify any director, officer, employee, agent or person who serves at its request in any capacity with respect to any employee benefit plan to whatever extent permitted by the Company's Articles of Organization, a bylaw adopted by the stockholders or a vote adopted by the holders of a majority of the shares entitled to vote on the election of directors unless such indemnitee has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her actions were in the best interests of the corporation or, to the extent that the matter for which indemnification is sought relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under the statute without reference to the financial ability of such person to make repayment.

    Article VI of the Company's Bylaws provides that the Company shall, to the extent legally permissible, indemnify each person who may serve or who has served at any time as a director or officer of the corporation or of any of its subsidiaries, or who, at the request of the Company, may serve or at any time has served as a director, officer or trustee of, or in a similar capacity with, another organization or an employee benefit plan, against all expenses and liabilities (including counsel fees, judgments, fines, excise taxes, penalties and amounts payable in settlements) reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which he or she may become involved by reason of his or her serving or having served in such capacity (other than a proceeding voluntarily initiated by such person unless he or she is successful on the merits, the proceeding was authorized by the corporation or the proceeding seeks a declaratory judgment regarding his or her own conduct). No indemnification, however, shall be provided for any such person with respect to any matter as to which he or she shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the corporation or, to the extent such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Such indemnification shall include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under Article VI, which undertaking may be accepted without regard to the financial ability of such person to make repayment.

    The indemnification provided for in Article VI is a contract right inuring to the benefit of the directors, officers and others entitled to indemnification. In addition, the indemnification is expressly not exclusive of any other rights to which such director, officer or other person may be entitled by contract or otherwise under law and inures to the benefit of the heirs, executors and administrators of such a person.

ITEM 16. EXHIBITS

    See the Exhibit Index immediately following the signature page.

ITEM 17. UNDERTAKINGS

    (a) The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Framingham, Commonwealth of Massachusetts, on January 6, 2000.

                                                       GENZYME TRANSGENICS CORPORATION

                                                       BY:         /S/ SANDRA NUSINOFF LEHRMAN
                                                            -----------------------------------------
                                                                     Sandra Nusinoff Lehrman
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL BY THESE PRESENTS that each individual whose signature appears below hereby constitutes and appoints Sandra Nusinoff Lehrman, John B. Green and Lynnette C. Fallon, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act (a "Rule 462(b) registration statement") and any and all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing which they, or any of them, may deem necessary or advisable to be done in connection with this registration statement or any Rule 462(b) registration statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or any substitute or substitutes for any or all of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                    TITLE                      DATE
                      ---------                                    -----                      ----
                /s/ JAMES A. GERAGHTY                  Chairman of the Board
     -------------------------------------------                                        January 6, 2000
                  James A. Geraghty

                                                       President, Chief Executive
             /s/ SANDRA NUSINOFF LEHRMAN                 Officer (Principal
     -------------------------------------------         Executive Officer) and         January 6, 2000
               Sandra Nusinoff Lehrman                   Director

                                                       Vice President, Chief
                                                         Financial Officer and
                  /s/ JOHN B. GREEN                      Treasurer (Principal
     -------------------------------------------         Financial Officer and          January 6, 2000
                    John B. Green                        Principal Accounting
                                                         Officer)

                      SIGNATURE                                    TITLE                      DATE
                      ---------                                    -----                      ----
               /s/ ROBERT W. BALDRIDGE                           Director
     -------------------------------------------                                        January 6, 2000
                 Robert W. Baldridge

                 /s/ HENRY E. BLAIR                              Director
     -------------------------------------------                                        January 6, 2000
                   Henry E. Blair

               /s/ FRANCIS J. BULLOCK                            Director
     -------------------------------------------                                        January 6, 2000
                 Francis J. Bullock

                                                                 Director
     -------------------------------------------
                    Alan E. Smith

                /s/ HENRI A. TERMEER                             Director
     -------------------------------------------                                        January 6, 2000
                  Henri A. Termeer

                  /s/ ALAN W. TUCK                               Director
     -------------------------------------------                                        January 6, 2000
                    Alan W. Tuck

                                 EXHIBIT INDEX

NUMBER                                          DESCRIPTION
------                  ------------------------------------------------------------
 1                      Form of Underwriting Agreement. To be filed by amendment.

 4.1.1                  Restated Articles of Organization of the Company, filed with the Secretary of the Commonwealth of Massachusetts on
                        December 27, 1993. Filed as Exhibit 3.1 to the Company's
                        Annual Report on Form 10-K for the year ended December 31,
                        1993 and incorporated herein by reference.

 4.1.2                  Articles of Amendment to the Restated Articles of
                        Organization filed with the Secretary of the Commonwealth of
                        Massachusetts on October 3, 1994. Filed as Exhibit 3.1.2 to
                        the Company's Annual Report on Form 10-K for the year ended
                        December 28, 1997 and incorporated herein by reference.

 4.1.3                  Articles of Amendment to the Restated Articles of
                        Organization of the Company filed with the Secretary of the
                        Commonwealth of Massachusetts on June 26, 1997. Filed as
                        Exhibit 3 to the Company's Quarterly Report on Form 10-Q for
                        the quarter ended June 29, 1997 and incorporated herein by reference.

 4.1.4                  Certificate of Vote of Directors Establishing a Series of a
                        Class of Stock (Series B Convertible Preferred Stock). Filed
                        herewith.

 4.2                    By-Laws of the Company, as amended. Filed as Exhibit 3.1 to the Company's Form 10-Q for the quarter ended July 4, 1999 and incorporated herein by reference.

 4.3 Specimen Common Stock Certificate. Filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1, File No.
                        33-62782 and incorporated herein by reference.

 4.4                    Specimen Series B Convertible Preferred Stock Certificate.
                        Filed herewith.

 4.5                    TSI Specimen Warrant Certificate. Filed as Exhibit 4.8 to
                        TSI Corporation's Registration Statement on Form S-3, File
                        No. 33-48107 and incorporated herein by reference.

 4.6.1                  TSI Common Stock Purchase Warrant No. G-1, dated September
                        27, 1994, issued to Financing for Science International,
                        Inc. ("FSI"). Filed as Exhibit 4.4 to the original filing of the Company's Annual Report on Form 10-K for the year ended
                        December 31, 1994 and incorporated herein by reference.

 4.6.2                  Form of Notice of Assumption by GTC of the TSI Common Stock
                        Purchase Warrants Nos. F-1 and G-1. Filed as Exhibit 4.5 to
                        the original filing of the Company's Annual Report on Form
                        10-K for the year ended December 31, 1994 and incorporated herein by reference.

 4.7 Common Stock Purchase Warrant, dated June 30, 1995, issued to FSI. Filed as Exhibit 10.9 to the Company's Quarterly
                        Report on Form 10-Q for the period ended July 2, 1995 and incorporated herein by reference.

 4.8                    Common Stock Purchase Warrant, dated July 3, 1995, issued to
                        Genzyme. Filed as Exhibit 10.5 to the Company's Quarterly
                        Report on Form 10-Q for the period ended July 2, 1995 and
                        incorporated herein by reference.

 4.9                    Common Stock Purchase Warrant, dated March 13, 1996, issued to FSI. Filed as Exhibit 4.8 to the Company's Quarterly
                        Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.

NUMBER                                          DESCRIPTION
------                  ------------------------------------------------------------
 4.10                   Common Stock Purchase Warrant, dated as of June 26, 1997,
                        issued to Government Land Bank d/b/a The MassDevelopment.
                        Filed as Exhibit 4 to the Company's Quarterly Report on Form
                        10-Q for the quarter ended June 29, 1997 and incorporated
                        herein by reference.

 4.11                   Form of Common Stock Purchase Warrant issued to the
                        Purchasers of Series A Convertible Preferred Stock, dated as of March 20, 1998, together with a schedule of holders.
                        Filed as Exhibit 4.9 to the Company's Annual Report on Form
                        10-K for the year ended December 28, 1997 and incorporated herein by reference.

 4.12                   Form of Common Stock Purchase Warrant issued to Shoreline
                        Pacific Institutional Finance and affiliates, dated as of March 20, 1998. Filed as Exhibit 4.10 to the Company's
                        Annual Report on Form 10-K for the year ended December 28,
                        1997 and incorporated herein by reference.

 4.13                   Common Stock Purchase Warrant, dated as of December 28,
                        1998, issued to Genzyme. Filed as Exhibit 4.11 to the
                        Company's Annual Report on Form 10-K for the fiscal year
                        ended January 3, 1999 and incorporated herein by reference.

 4.14 Registration Rights Agreement between the Company and certain Stockholders named therein. Filed as Exhibit 10.53 to the Company's Annual Report on Form 10-K for the year ended December 28, 1997 and incorporated herein by reference.

 4.15                   Warrant to Purchase Common Stock, dated November 12, 1999, issued to Genzyme. Filed as Exhibit 8 to Genzyme's Amendment
                        No. 6 to Schedule 13D filed with the Commission on
                        November 24, 1999 and incorporated herein by reference.

 4.16                   Warrant to Purchase Common Stock, dated November 22, 1999, issued to Genzyme. Filed as Exhibit 9 to Genzyme's Amendment
                        No. 6 to Schedule 13D filed with the Commission on
                        November 24, 1999 and incorporated herein by reference.

 5                      Opinion of Palmer & Dodge LLP. Filed herewith.

 23.1                   Consent of counsel (contained in opinion of Palmer & Dodge
                        LLP filed as Exhibit 5).

 23.2                   Consent of PricewaterhouseCoopers LLP. Filed herewith.

 24 Power of Attorney. Included on signature page to this Registration Statement.